February 2004

                                                                        B
                                                                        M
                                                                        D

Muskeg Valley Project, Alberta

Independent Qualified Person's Review
 and Technical Report

Prepared for:
Birch Mountain Resources Ltd.
by:
Mark Pearson, P.Eng

Effective Date: 02 February 2004

amec

Project No.:141905

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Birch Mountain Resources Ltd. (BMR) by AMEC Americas Limited (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC's services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by BMR, subject to the terms and conditions of its contract with AMEC. That contract permits BMR to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

CONTENTS

1.0	SUMMARY		1-1
	1.1	Introduction	1-1
	1.2	Property Description and Tenure	1-1
	1.3	Geology and Mineral Resource	1-2
	1.4	Mining	1-4
	1.5	Process	1-5
	1.6	Infrastructure	1-6
	1.7	Capital Cost	1-6
	1.8	Operating Costs	1-7
	1.9	Financial Analysis	1-8
	1.10	Conclusions and Recommendations	1-9

2.0	INTRODUCTION AND TERMS OF REFERENCE		2-1

3.0	DISCLAIMER		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1
	4.1	Mineral Tenure	4-1
	4.2	Permits and Agreements	4-5

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
	PHYSIOGRAPHY		5-1

6.0	HISTORY		6-1
	6.1	Pre-2001 Work	6-1
	6.2	2001 Work	6-1
	6.3	2002 Work	6-1
	6.4	2003 Work	6-2

7.0	GEOLOGICAL SETTING		7-1
	7.1	Regional Geology	7-1
	7.2	Property Geology	7-3
		7.2.1 Structure	7-11

8.0	DEPOSIT TYPES		8-1

9.0	MINERALIZATION		9-1

10.0	EXPLORATION		10-1

11.0	DRILLING		11-1
	11.1	2002/2003 Drilling	11-1

12.0	SAMPLING METHOD AND APPROACH		12-1

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		13-1
	13.1	Calcination	13-1
	13.2	Aggregate	13-2

Project No.: 141905
February 2004

amec

TOC i

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

14.0	DATA VERIFICATION		14-1

15.0	ADJACENT PROPERTIES		15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING		16-1
	16.1	Introduction	16-1

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		17-1
	17.1	Calcinable Mineral Resource Quality	17-1
	17.2	Aggregate Mineral Resource Quality	17-4
	17.3	Calcinable Mineral Resource Marketability	17-4
	17.4	Aggregate Mineral Resource Marketability	17-6
	17.5	Calcinable Mineral Resource Classification	17-7
	17.6	Aggregate Mineral Resource Classification	17-9

18.0	OTHER DATA AND INFORMATION		18-1

19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT AND PRODUCTION PROPERTIES
19-1
	19.1	Introduction	19-1
	19.2	Project Description	19-1
	19.3	Mining	19-2
		19.3.1 Production Forecast	19-3
		19.3.2 Mine Production Equipment	19-5
	19.4	Process Description	19-6
		19.4.1 Calcine Operation	19-6
		19.4.2 Aggregate Operation	19-7
	19.5	Site Infrastructure	19-8
	19.6	Capital Cost Estimate	19-9
		19.6.1 Introduction	19-9
		19.6.2 Direct Costs	19-10
		19.6.3 Sustaining Capital Costs	19-11
		19.6.4 Indirect Costs	19-11
		19.6.5 Contingency	19-12
		19.6.6 Assumptions	19-12
		19.6.7 Exclusions	19-12
	19.7	Operating Costs	19-13
		19.7.1 Lime Mining Operating Costs	19-13
		19.7.2 Lime Process	19-14
		19.7.3 Lime G&A	19-14
		19.7.4 Aggregate Operations	19-14
	19.8	Financial Analysis	19-15
		19.8.1 Principal Assumptions	19-16
		19.8.2 Sensitivity Analysis	19-17

Project No.: 141905
February 2004

amec

TOC ii

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

20.0 CONCLUSIONS AND RECOMMENDATIONS	20-1

21.0 REFERENCES	21-1

TABLES

Table 1-1:	Mineral Resource Classification and Summary of Upper Quarry Unit, Northern Project Area
1-3
Table 1-2:	Mineral Resource Classification and Summary of Middle Quarry Unit, Northern Project Area
1-3
Table 1-3:	Inferred "A" grade Aggregate Resource, Northern and Southern Project Areas	1-3
Table 1-4:	Base Case - Initial Capital ($ x 000)	1-6
Table 1-5:	Base Case Pre-tax Cash Flow Summary	1-8
Table 1-6:	Quicklime Project: Pre-tax Sensitivity of IRR and NPV at 10%	1-9
Table 1-7:	Aggregate Project: Sensitivity of Pre-tax NPV at 7.5%	1-9
Table 4-1:	Birch Mountain's Metallic and Industrial Minerals Leases Covering the Muskeg Valley Quarry Project Area	4-2
Table 7-1:	Moberly Member in Muskeg Valley Quarry Project Area	7-5
Table 11-1:	Muskeg Valley Quarry Drill Hole Summary	11-1
Table 16-1:	UQU Chemical Analysis	16-1
Table 16-2:	MQU Chemical Analysis	16-2
Table 17-1:	Drill Core Intersections of the Middle Quarry Unit in Select Regional Drill Holes	17-1
Table 17-2:	Forecast Quicklime Sales from Muskeg Valley Quarry (x 000 t)	17-5
Table 17-3:	Forecast Aggregate Sales from Muskeg Valley Quarry 2004-2035 (x 000 t)	17-7
Table 17-4:	Mineral Resource Classification and Summary of Upper Quarry Unit	17-8
Table 17-5:	Mineral Resource Classification and Summary of Middle Quarry Unit	17-8
Table 17-6:	Classified Aggregate Resources for U1, Northern Project Area	17-9
Table 17-7:	Classified Aggregate Resources for U3, Northern Project Area	17-9
Table 17-8:	Classified Global Aggregate Resources for U1 plus U3, Southern Project Area	17-10
Table 19-1:	Forecast Aggregate Sales from Muskeg Valley Quarry (x 000 t)	19-4
Table 19-2:	Production Forecast (kt) for Calcinable Limestone Quarry	19-5
Table 19-3:	Quarry Mining Equipment Requirements	19-5
Table 19-4:	Base Case - Initial Capital ($ x 000)	19-9
Table 19-5:	Product Prices	19-16
Table 19-6:	Base Case Cash Flow Summary	19-17
Table 19-7:	Sensitivity of Pre-tax IRR and Pre-tax NPV 10% Lime Project	19-18
Table 19-8:	Sensitivity of Pre-tax NPV 10% Aggregate Project	19-19

FIGURES

Figure 4-1:	Location Map	4-3
Figure 4-2:	Lease Map	4-4
Figure 7-1:	Regional Geology	7-2
Figure 7-2:	Sub-Crop Geology of the Muskeg Valley Project	7-4
Figure 7-3:	Muskeg Valley Quarry - Cross Section A-A'	7-6
Figure 7-4:	Muskeg Valley Quarry - Cross Section B-B'	7-7

Project No.: 141905
February 2004

amec

TOC iii

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Figure 7-5:	Muskeg Valley Quarry - Cross Section C-C'	7-8
Figure 7-6:	Muskeg Valley Quarry - Cross Section D-D'	7-9
Figure 7-7:	Muskeg Valley Quarry - Cross Section E-E'	7-10
Figure 7-8:	Muskeg Valley Quarry - Cross Section F-F'	7-12
Figure 7-9:	Structural Contours on the Base of the Middle Quarry Unit	7-13
Figure 7-10:	Depth to Top of Middle Quarry Unit	7-14
Figure 16-1:	Calcining Flowsheet	16-4
Figure 17-1:	Mineral Exploration Drill Holes near the Muskeg Valley Quarry Area	17-2
Figure 17-2:	Middle Quarry Unit Isopach	17-3
Figure 19-1:	General Site Layout of Muskeg Valley North Quarry	19-2
Figure 19-2:	Sensitivity of Pre-tax IRR and Pre-tax NPV 10% ($000) Lime Project	19-18
Figure 19-3:	Sensitivity of Pre-tax NPV 10% ($000) Aggregate Project	19-19

Project No.: 141905
February 2004

amec

TOC iv

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

1.0 SUMMARY

1.1 Introduction

Birch Mountain Resources Ltd. (BMR) is developing the Muskeg Valley Project in northeast Alberta. At the completion of the winter 2002/2003 exploration program, Birch Mountain engaged AMEC E&C Services Limited (AMEC) to assist in the calculation of the calcinable limestone resource estimates and to complete a preliminary assessment of a calcine and aggregate operation based on these resources. Russ Gerrish, P.Eng., of Russ Gerrish Consulting was retained to review market projections, aggregate resource estimation, production, and costing.

The calcinable limestone resource estimate has been reviewed by Independent Qualified Person Stephen Juras, Ph.D., P.Geo., an employee of AMEC. Mark Pearson and Stephen Juras conducted the site visit from October 30 to October 31, 2003. The aggregate resource estimate has been reviewed by Qualified Person Russ Gerrish, P.Eng., principal of Russ Gerrish Consulting. Russ Gerrish visited the site on September 17, 2003.

The objective of the Preliminary Assessment was to evaluate the economics of the Muskeg Valley Project. The study incorporates Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Thus inherent in the study is the risk that the value of these Inferred Mineral Resources may not be realized. The Preliminary Assessment contains speculation on the impact of exploration and physical testwork success on the project economics, which was intended to provide direction for future exploration. Birch Mountain has developed a model for the property upon which it is reasonable to anticipate success, but this report is not intended to endorse the certainty of that success.

This report documents the results of the Preliminary Assessment and constitutes an independent Qualified Person's Review and Technical Report. Mark Pearson, P.Eng., an employee of AMEC, served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1 (the "Technical Report").

1.2 Property Description and Tenure

The project area can be accessed by road from Fort McMurray Alberta. The route is 60 km north on Highway 63, approximately 6 km east on the Canterra Road, and approximately 2 km south on a dirt road to the project site. The dirt road is passable year-

Project No.: 141905
February 2004

amec

Page 1-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

round to high-clearance vehicles and would require a moderate amount of clearing and filling to permit travel by heavy equipment.

Birch Mountain holds both metallic and industrial minerals permits and leases on its Athabasca and Birch Mountains exploration properties in northeastern Alberta. These total 50 permits, 31 leases and 1 lease conversion in progress for a total area of 369,702.98 ha, as of 16 January 2004. The Muskeg Valley project is located on portions of metallic and industrial mineral leases 9494070001, 9494070002, 9499030003, 9499030555, 9400080004 and 9400080005 issued by the Alberta government.

1.3 Geology and Mineral Resource

The Muskeg Valley quarry area contains surface exposures of Devonian limestones of the Moberly Member of the Waterways Formation, oil sands and shale of the Cretaceous McMurray Formation and Quaternary sediments. Devonian limestones are exposed throughout the project area in resistant knolls and uplands that stand up to 7 m above the surrounding muskeg. Cretaceous McMurray Formation sediments are poorly exposed, with the largest exposures being rusty-weathering, sandy outcrops along the access road into drill hole BM02-06 and along the banks of the Muskeg River. Isolated patches of rusty sandstone throughout the project area likely represent thin localized lenses of McMurray Formation overlying Devonian strata. Quaternary deposits comprising tills and glaciofluvial deposits are present over much of the northeastern part of the project area, with large (2 m) sub-rounded igneous, metamorphic, and limestone boulders derived from the Precambrian Shield locally abundant at surface.

The unit of interest in the project area, both for aggregate and calcinable limestone for quicklime production, is the Moberly Member of the Devonian Waterways Formation. This approximately 45 m thick package of rock has been informally divided into four units which are, from base to top: Unit 1, Unit 2, Unit 3, and Unit 4 (Table 3-2). Unit 2 is informally designated the Middle Quarry Unit (MQU) and Unit 4 the Upper Quarry Unit (UQU); units 1 and 3 are unnamed.

The mineral resource estimates for the Muskeg Valley project were calculated by Birch Mountain Resources and reviewed by Stephen Juras, P.Geo. (calcinable limestone), and Russ Gerrish (aggregate).

The mineral resource estimate for the Muskeg Valley quarry project comprised three components:

• Demonstration of physical and chemical property homogeneity i.e., mineral resource quality;

• Volume/tonnage estimate of material, i.e., mineral resource quantity;

Project No.: 141905
February 2004

amec

Page 1-2

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

• Marketability of the mineral resource.

These components must be considered in order to classify an industrial mineral resource, such as quicklime or aggregate, and are consistent with the guidelines for the reporting of industrial minerals in the CIM definitions referred to in NI 43-101.

The mineral resource estimate for the project consists of a calcinable limestone resource estimate comprising the UQU and MQU in the northern project area and an aggregate resource estimate of intervals in the U1 and U3 units in the northern and southern project areas.

Table 1-1:	Mineral Resource Classification and Summary of Upper Quarry Unit,
	Northern Project Area

Resource			Tonnage
Category	Criteria	Material Qualifying	(million)

Measured	Successful calcine test	3.66 m to 5.17 m in BM02-02	0.80
Indicated	Observed in core or at surface	Outcrop mapped at surface	5.40
Inferred	Interpreted to be present	Interpreted to be present but not mapped at surface	4.48

Table 1-2:	Mineral Resource Classification and Summary of Middle Quarry Unit,
	Northern Project Area

Resource			Tonnage
Category	Criteria	Material Qualifying	(million)

Measured	Successful calcine test	BM96-04, BM02-04, BM02-05	13.15
Indicated	Geochemical indication of	BM02-02, BM02-03, BM02-06, and BM02-08	17.77
	quicklime potential
Inferred	Interpreted to be present	Outside of lines tangent to 250 m radius circles on drill	6.83
		holes; 200 m setback from eastern erosional edge

Table 1-3: Inferred "A" grade Aggregate Resource, Northern and Southern Project Areas

Unit &	Resource		Tonnage
Location	Category	Criteria	(million)

U1	Inferred	BM96-04, BM02-02, BM02-03, BM02-04, BM02-05,	77.5
Northern Project Area		BM02-06, BM02-08, northeast block, southeast block
U3	Inferred	BM96-04, BM02-02, BM02-03, BM02-04, BM02-05,	21.7
Northern Project Area		BM02-06, BM02-08, northeast block, southeast block
U1 - Southern Project Area	Inferred	Interpreted to be present	253
U3 - Southern Project Area	Inferred	Interpreted to be present	140

Project No.: 141905
February 2004

amec

Page 1-3

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

1.4 Mining

The mining component of the study consisted of determining the likely ultimate open pit dimensions, preparing a production forecast using the resulting tonnages, estimating the mining equipment requirements for this forecast, and finally estimating the associated capital and operating costs.

Aggregate mining will be the lead activity in the Muskeg Valley quarry project but has been planned to complement the calcinable limestone mining operation. The current study assumes that aggregate mining will commence in the north quarry, just east of drill hole BM96-04. Some materials from the UQU will be used to manufacture concrete rock, and appropriate materials from the underlying U3 units will be used to make A-grade base aggregates.

As soon as a large enough area has been opened, the site will be benched down, the aggregate quality materials will be excavated and processed, and waste rock will be removed to the designated storage area. This work will proceed down to the MQU, which will be removed and stockpiled for the lime operation. Mining will continue down through the aggregate quality U1 units, with any lesser quality materials used as backfill to reclaim depleted areas. The main objectives are as follows:

  To mine as little of the UQU as possible for concrete aggregate.

  To mine down as soon as practical to aggregate material in the U1 units, which is expected to be of superior quality.

  To mine aggregate materials from the north quarry at least until the glaciofluvial gravels from the Susan Lake deposit have been depleted.

The quicklime production forecast is based on meeting the projected demand for quicklime in the Fort McMurray area over a 30-year timeframe. The initial lime plant will have a feed rate capacity of 175,000 t/a from the UQU. The second lime plant will come on line in 2009 to process an additional 175,000 t/a from the MQU. The material movement forecast is based on processing some of the MQU and all of the UQU. To achieve 175,000 t/a of quicklime, a total of 438,000 t/a of limestone must be mined. Within the production forecast, the UQU is assumed to be exhausted between the years 2031 and 2035 at which time the kiln fed by UQU will be switched to feed from the MQU.

After 32 years, an additional 24.2 Mt in situ MQU resources are still available within the northern project area and could be brought into the schedule, if required.

The aggregate operation has been developed as a contract operation, while the lime operation has been developed as an owner operator facility.

Project No.: 141905
February 2004

amec

Page 1-4

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

1.5 Process

Limestone mined from the Muskeg Valley quarry is trucked to the crushing plant and dumped directly onto a vibrating grizzly. If the crushing plant is not in operation, the ore may be dumped in a small temporary stockpile area, to be reclaimed by front-end loader (FEL) and fed to the crushing plant at a later time.

Oversize from the grizzly is periodically dumped on the ground, pushed aside by a FEL, broken using a drop-ball, and fed back through the grizzly. Grizzly undersize is screened to remove fines and fed to a primary jaw crusher. The resulting crushed product is recombined with the fines and conveyed to a vibrating screen.

Screen oversize is crushed in a cone crusher and recycled by conveyor back to the screen. Undersize, representing 21.5% of the feed, is conveyed and stacked on a rejects stockpile. Periodically the crushing plant rejects are loaded by FEL into trucks for disposal in the quarry or processed for sale as aggregate.

Screen product sized between 6 mm and 25 mm (-1+1/4") is conveyed and stockpiled using a radial stacker. The crushed limestone is fed to the lime plant by FEL and belt-conveyed to a "day" storage bin. Feed is reclaimed from the day bin by a weigh feeder and elevated to the kiln pre-heater, which discharges into the rotary kiln (approximately 50 m in length).

The heating for calcining is produced in a petroleum coke fired combustion system supplemented by natural gas. The off-gas generated in each kiln is used to pre-heat the fresh feed and then passes through dust collection before being discharged to atmosphere. The collected dust/fines are discharged to fines stockpiles and periodically loaded into trucks by FEL for disposal in the quarry (or sale if a market develops for this material).

Processing of material from the MQU is similar to that described above for the UQU with the following exceptions:

  the kiln is not fitted with a pre-heater
  the kiln is substantially longer (approximately 100 m total length)

  the kiln off-gases are treated with lime hydrate in a spray tower to capture sulphur, followed by a thermal regenerative oxidizer to burn off organics.

The air-cooled quicklime discharges from the bottom of the contact cooler associated with the kiln and are conveyed to a roll crusher where it is reduced to pebble size (minus 6 mm, or 1/4"). The pebbled lime is conveyed to one of two storage bins providing a total of seven days of product storage. Handling and product quality problems caused by air

Project No.: 141905
February 2004

amec

Page 1-5

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

slaking (the tendency for quicklime to react with moisture in the air) are avoided by ensuring that the product does not come into contact with excessive amounts of moisture and humidity.

Pebbled quicklime is withdrawn from the bottom of the storage bins and loaded into 25-tonne, purpose-built blower trucks for transport to the oil sands processing site by a local trucking contractor.

1.6 Infrastructure

The site infrastructure will consist of those facilities necessary to support the quarry operation. They include maintenance shops, accommodations, water supply, and scalping disposal.

1.7 Capital Cost

The capital cost estimate pertains to the quicklime operations only. No capital cost has been assigned to the aggregate production because the aggregate project will be run by contract operators. The total estimated cost to design, supply, construct, install, and commission the Phase 1 quicklime facilities is $87,434,000. A summary of the capital cost estimate is shown in Table 1-4; details are included in Appendix A. All costs are expressed in 4th quarter 2003 Canadian dollars, with no allowance for escalation or interest during construction. The estimate covers the direct field costs of executing the project, plus the indirect costs associated with the design, construction, and commissioning of the new facilities. An allowance of 5% of the total direct cost of mobile equipment and 15% of the remaining direct and indirect cost is included as contingency.

Table 1-4: Base Case - Initial Capital ($ x 000)

Capital Costs	Phase 1	Phase 2
	(x 000)	(x 000)

Total Direct Costs	54,850	46,970
Total Indirect Costs	21,940	18,790
Total Direct and Indirect Costs	76,790	65,760
Contingency	10,640	9,850

Total Capital Cost	87,430	75,610

This estimate is categorized as Class 4, Prefeasibility Study level, with a nominal expected accuracy of +35%-25%, as defined by AACE Cost Estimate Classification System.

Project No.: 141905
February 2004

amec

Page 1-6

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

1.8 Operating Costs

The lime operating cost estimate is based on an owner-operated quarry. Costs have been calculated for the three main areas of mining, processing, and site general & administration. Costs have been developed from data considered applicable to the Fort McMurray area. AMEC believes these costs to be reasonable given the level of study and the project's position in its development cycle.

The estimates for the three operating areas, mining, process and general and administration (G&A), were developed using different methodologies that are explained below. AMEC believes these estimates are to a scoping study level of accuracy, i.e. ± 35%. No contingency was applied.

The aggregate operation is broken down into a fixed and variable cost component. The fixed component is comprised of the following items:

  Engineering and surveying
  Permits and licenses
  Pit administration
  Dewatering.

The variable cost component builds up the cost items related to the extraction and crushing of the aggregate to produce a saleable product. The following items are included in the build up of the variable cost:

  Overburden stripping
  Drill and blast
  Loading
  Haulage
  Crushing
  Internal road maintenance
  Laboratory charges
  Scaling
  Royalty.

The life of mine average operating costs have been projected to be $57.97/t of lime produced. The average operating cost for the aggregate is $5.56/t produced.

Project No.: 141905
February 2004

amec

Page 1-7

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

1.9 Financial Analysis

The base case for project analysis was built on the following assumptions:

•	Capital cost estimates for a 175,000 t/a calcine plant operation expanding to 350,000 t/a
•	$170/t lime price
•	Aggregate prices of:
	-	$6.00/t for coarse
	-	$6.50/t for fine
	-	$20.00/t for concrete
•	All costs and revenues in un-escalated 4th Qtr 2003 CDN. dollars
•	100% equity financing
•	$5.00/t transport costs
•	$0.25/t royalty on limestone
•	Working capital estimates based on having two months of annual revenue for calcining and one month of annual revenue for the aggregate and less than 0.5 months of operating costs.

All prices are in real terms. For the aggregate prices, real increases of $1.00/t, $1.25/t, and $2.00/t were incorporated in calendar 2009 and 2014 for coarse, fine, and concrete rock respectively. These increases were applied based on the rise in future projected demand relative to the available supplies of aggregate. In addition, a general increase of $50/t was applied to all products in 2011.

Based on the above assumptions, the pre-tax DCFROR for the base case is summarized in Table 1-5

Table 1-5: Base Case Pre-tax Cash Flow Summary

	Unit	Lime Project	Aggregate Project	Combined Project

Project Life	Years	30.0	32.0	32.0
IRR: Pre-tax	%	14.2	N/A	25.1
Payback Period	Years	8.9	N/A	8.0
Cumulative NCF	$000	841,965	752,761	1,594,725
Pre-tax NPV 5%	$000	262,900	329,249	592,149
Pre-tax NPV 7.5%	$000	140,497	233,977	374,474
Pre-tax NPV 10%	$000	66,631	173,182	239,813

Project No.: 141905
February 2004

amec

Page 1-8

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

A sensitivity analysis was performed on the major variables for the quicklime project, i.e., capital costs, operating costs, and commodity prices. The results of this analysis on NPV at a 10% discount rate and pre-tax IRR are summarized in Table 1-6.

Table 1-6: Quicklime Project: Pre-tax Sensitivity of IRR and NPV at 10%

Change From Base Case		-20%	-10%	Base	+10%	+20%

Pre-tax IRR
Parameter
Capital Cost		16.4	15.2	14.2	13.3	12.5
Operating Cost		16.2	15.2	14.2	13.2	12.3
Commodity Prices		9.7	12.0	14.2	16.3	18.3
NPV 10% $000
Parameter
Capital Cost		$90,219	$78,373	$66,631	$54,992	$43,456
Operating Cost		$95,875	$81,253	$66,631	$52,009	$37,388
Commodity Prices	-	$4,617	$31,007	$66,631	$102,255	$137,880

The quicklime project is most sensitive to changes in the commodity price followed by changes to the operating costs and then changes to capital costs.

The sensitivity of the aggregate project pre-tax NPV 10% to changes in prices, capital costs, and operating costs are summarized in Table 1-7

Table 1-7: Aggregate Project: Sensitivity of Pre-tax NPV at 10%

Change From Base Case	-20%	-10%	Base	+10%	+20%

NPV 10% $000
Parameter
Capital Cost	$172,517	$172,352	$172,169	$171,968	$171,749
Operating Cost	$227,996	$200,082	$172,169	$144,256	$116,342
Commodity Prices	$78,075	$125,122	$172,169	$219,216	$266,264

1.10 Conclusions and Recommendations

The following conclusions may be drawn from the Preliminary Assessment:

  The Preliminary Assessment confirms that the Muskeg Valley property contains a substantial resource that, with additional test work and market development, may be developed into a major lime and aggregate producer in the Fort McMurray area.

Project No.: 141905
February 2004

amec

Page 1-9

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

  Preliminary bench-scale testwork carried out to date has shown that the MQU and UQU produce quicklime of acceptable quality.

  While some testwork has been completed, there are a number of opportunities that need to be finalized for the quicklime facility. These include evaluating fuel mixtures (coke/natural gas mixtures), additional testing of the UQU and MQU, and evaluating the potential for some of the nodular limestone units to be utilized for calcination to produce quicklime.

  Expressions of interest have been received from several aggregate consumers, as well as interest in the lime production from a number of oil sands companies.

The Preliminary Assessment was based on a series of assumptions and as a result incorporates a number of risks:

  This Preliminary Assessment includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus there is no certainty that the results predicted by the Preliminary Assessment will be realized.

  The Preliminary Assessment also speculates on the impact of testwork success on the project economics. This speculation is intended to provide direction for future exploration. Birch Mountain needs to develop resource and financials models for the property upon which it is reasonable to anticipate success, but this report is not intended to endorse the certainty of that success.

  The Preliminary Assessment has been based upon the assumption that the fuel source for the kiln is a mixture of natural gas and fluid coke. The suitability and effects of firing the lime plant (kiln) with a blend of fluid coke and natural gas should be determined.

  Many of the project concepts, including waste rock disposal and the scalping facility, mine dewatering, water supply and water treatment, were based on preliminary evaluations and AMEC's experience on similar projects. Minimal site-specific data are currently available to confirm these concepts.

  The financial analysis conducted for this Preliminary Assessment was valued at the date of a production decision and does not incorporate sunk costs. These costs include additional test work and exploration to add to and increase the confidence in the mineral resource, geotechnical and water management data collection, development of the Environmental Impact Assessment, testwork to confirm and optimize the existing flowsheet, negotiations with consumers for the placement of the product with consumers.

Project No.: 141905
February 2004

amec

Page 1-10

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

  AMEC recommends the following be completed during the next phase of the project development:
  Bringing the lime and aggregate portions of the project up to a prefeasibility level of estimate.

  A market survey of present and future quicklime demand from the oil sands industry and other potential industrial, commercial, and municipal users in northeast Alberta should be done to better forecast quick lime demand over the next 30 years.

  A market survey of present and future aggregate demand from the oil sands industry and other potential industrial, commercial, and municipal users in northeast Alberta should be done to refine the aggregate market potential, both in quantities and by types of products.

  Additional drilling should be done on 200 m centres to better define the aggregate resource in the area targeted for initial aggregate production. If aggregate properties vary unacceptably at this drill spacing, additional drilling on 100 m centres should be done.

  Additional drilling and testing of the UQU should be done to advance as much as possible of this unit to the measured resource category.

  Detailed surface mapping should be done along the eastern and southern boundaries of the project area to provide greater certainty on the distribution of limestone for aggregate and quicklime production.

  Field mapping, drilling and testing should be done to define the potential limestone resource in the southern project area in the area identified for expansion.

  Test work should be focused on adding to the knowledge of the in situ raw materials and the subsequent aggregate and lime characteristics, to determine the full marketability of the products.

  The production forecast should be developed into a yearly forecast utilizing measured and indicated material only, for both aggregate and quicklime.

  The production forecast should be used to maximize synergies from a combined aggregate/quicklime quarry operation.

  The potential to process limestone from both the Upper and Middle Quarry units in modern vertical and rotary kilns equipped with preheaters should be evaluated.

  A fully taxed financial model should be developed.

  Continue with the development and submission of the Environmental Impact Assessment.

Project No.: 141905
February 2004

amec

Page 1-11

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

  This project should be compared with other similar commercially producing facilities in order to refine capital and operating costs.

Project No.: 141905
February 2004

amec

Page 1-12

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

2.0 INTRODUCTION AND TERMS OF REFERENCE

Birch Mountain Resources Ltd. (BMR) proposes to establish a limestone quarry, a quicklime processing facility, and an aggregate production plant at its Muskeg Valley deposit approximately 60 km north of Fort McMurray, Alberta in Township 94-10W4, where BMR holds metallic and industrial mineral leases. Limestone at or near surface would be quarried, crushed, and screened to produce aggregate for construction, concrete, and road-building purposes. High-grade limestone would be quarried, crushed, screened, and calcined to produce quicklime for use in water treatment and flue gas desulphurization (FGD).

BMR engaged AMEC E&C Services Ltd. (AMEC) to provide an Independent Qualified Person's Review of the Mineral Resources and Preliminary Assessment for the Muskeg Valley Project. Mark Pearson, P.Eng., an employee of AMEC, served as the Qualified Person responsible for preparing this Technical Report as defined in National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1 (the "Technical Report").

The Muskeg Valley project is located in an area central to oil sands mine and in situ developments. The project originally covered about 400 hectares (ha) and was expanded to its current size of 1,554 ha in November 2003. The original part of the proposed Muskeg Valley Quarry is referred to as the "northern project area" and the newly added area, the "southern project area." This work addressed the two main components of the project separately: the limestone quarry and quicklime facility, and the aggregate operation. The financial analysis considered each component on a stand-alone basis as well as a combined operation.

Information and data for this review and report were obtained from a recently completed study entitled "Muskeg Valley Limestone Project Scoping Study." Additional information was obtained from BMR.

Pertinent data were reviewed in sufficient detail for the preparation of this document. Mark Pearson, P.Eng., also conducted and supervised the review of matters pertaining to open pit design, mining costs and other matters relevant to requirements on production and development properties (section 19). The following AMEC employees provided additional Qualified Person assistance:

  Lynton Gormley, Ph.D., P.Eng., an employee of AMEC who reviewed matters pertaining to process design and associated costs (Section 16 and relevant portions of Section 19).

Project No.: 141905
February 2004

amec

Page 2-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

  Stephen Juras, Ph.D., P.Geo., an employee of AMEC who reviewed geologic data and quicklime resource estimates for Section 17.

  Robert McKnight, P.Eng., who reviewed the financial inputs and results of the financial model for Section 19

Additional Qualified Person assistance was provided by Russ Gerrish P.Eng of Russ Gerrish Consulting who reviewed matters pertaining to aggregate resource definition, production, and costing (Section 13, Section 17 and relevant portions of section 19)

Mr. Pearson and Dr. Juras visited the project site on the 30 and 31 October 2003.

Mr Gerrish has visited the project site on September 17th 2003 and reviewed the drill core at BMR's facility on September 26th 2003.

Project No.: 141905
February 2004

amec

Page 2-2

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

3.0 DISCLAIMER

AMEC's review of the Muskeg Valley project relied on the scoping study, "Muskeg Valley Limestone Project Scoping Study," January 2004.

AMEC used information from this report under the assumption that it was prepared by Qualified Persons.

Project No.: 141905
February 2004

amec

Page 3-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

4.0 PROPERTY DESCRIPTION AND LOCATION

The Muskeg Valley project is located approximately 60 km north of the City of Fort McMurray in township 94, range 10W4M (Figure 4-1). In T94, R10W4, it covers all of sections 16, 21 and 28, and all or portions of Section 8 LSD 1, 8 and 16, Section 9 LSD 1-16, Section 17 LSD 1, 2, 7-10 and 14-16, Section 20 LSD 1-3, 6-11 and 14-16, Section 27 LSD 13, Section 29 LSD 1-3, 8, 9, 15 and 16, Section 32 LSD 1, Section 33 LSD 1-4, 6-11 and 13-16, and Section 34 LSD 4-5 and 12-13. This area includes portions of Birch Mountain's leases 9494070001, 9494070002, 9499030003, 9499030555, 9400080004 and 9400080005 (Figure 4-2). Detailed information on the 6 leases associated with the project is included in Table 4-1.

4.1 Mineral Tenure

Birch Mountain Resources Ltd. (BMR) holds both metallic and industrial minerals permits and leases on its Athabasca and Birch Mountains exploration properties in northeastern Alberta. These total 50 permits, 31 leases and 1 lease conversion in progress for a total area of 369,702.98 ha, as of 16 January 2004 The resource estimate and the preliminary assessment have been based upon the material located on the leases described in Figure 4-1.

In parts of the proposed quarry, BMR's property leases overlap with oil sands leases of Shell Canada Ltd. (Lease 90) and Syncrude Canada Ltd. (Lease 30). These companies own the mineral rights to the oil sands but not to the underlying Devonian limestone. BMR has co-development agreements with Syncrude Canada Ltd. and a cooperation and information sharing agreement with Albian Sands Energy Inc. (Shell Canada Ltd., Chevron Canada, and Western Oil Sands) that provide for cooperative exploration, environmental planning, development, extraction, and production activities in areas of the overlapping leases. BMR also has similar agreements with Suncor Energy Inc. and Canadian Natural Resources Ltd. outside the Muskeg Valley project area.

Project No.: 141905
February 2004

amec

Page 4-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Project No.: 141905
January 2004

amec

Page 4-2

R14W4
R12W4
R10W4
R8W4
R6W4
R4W4
R2W4
T100
T98
T96
T94
T92
T90
T88
ATHABASCA RIVER
McClelland L
Bitumount
Kearl L
Fort McKay
Proposed Muskeg Valley Quarry
FORT McMURRAY
Clearwater R
Fort McMurray
Alberta
Edmonton
Calgary

Birch Mountain Resources Ltd.	
Regional Location of the Muskeg Valley Quarry (60 Km)	
WRH	Figure 4.1
Date:03/8/11	Scale 1:750000

9494070002
9499030555
9400080005
070001
9491070001
9499030003
9400080004
9400080003
466000
6340000
6336000
6334000
6332000
N
LEGEND
Proposed Quarry Boundary
Birch Mountain Metallic and Industrial Mineral leases
Paved Roads
Gravel Roads
Trails and Cutlines
Lakes and Rivers
metres
0 250 500 750 1000
UTM NAD 27
BIRCH MOUNTAIN RESOURCES LTD
Jan 20, 2004
KAM
Figure 4.2: Muskeg Valley Quarry with Birch Mountain's Industrial and Metallic Mineral Leases

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

4.2 Permits and Agreements

An Exploration Licence is required for any company or person exploring for metallic and industrial minerals in Alberta. Application is made through the Land Administration Division, Alberta Department of Sustainable Resource Development, and the licence is valid for as long as the company is operating in the province. Birch Mountain holds Alberta Exploration Licence no. 5061.

An Exploration Permit is required for any company or person operating equipment while exploring for metallic and industrial minerals. An exploration permit is issued through the same office as the exploration licence. Normally, a contractor hired by an exploration company holds the exploration permit. Birch Mountain does not operate exploration equipment and is not required to hold an exploration permit, but utilizes contractors who do.

An Exploration Approval (MME) is site-specific permission for any company or person wanting to conduct metallic and industrial mineral exploration that involves environmental disturbance such as drilling, trenching, bulk sampling or the cutting of grids that involve more than limbing trees and removing underbrush. Samples up to 20 kg in size may be taken for assay and testing purposes, but larger samples must be authorized by the Department of Energy.

Birch Mountain has received two exploration approvals for its planned winter 2004 drilling program from Alberta Department of Sustainable Resource Development. MME number 030006 covers up to 14 holes to be drilled in the northern project area. MME number 030008 covers up to 12 holes to be drilled in the southern project area. Birch Mountain has also received approval from the Alberta Department of Energy under Section 53(5) of the Mines and Minerals Act to remove up to 50 tonnes of limestone for testing purposes.

Project No.: 141905
February 2004

amec

Page 4-5

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The project area can be accessed by road from Fort McMurray, Alberta. The route is 60 km north on Highway 63, approximately 6 km east on the Canterra Road, and approximately 2 km south on a dirt road to the project site (Figures 4-1 and 4-2.). The dirt road is passable year-round to high-clearance vehicles and would require a moderate amount of clearing and filling to permit travel by heavy equipment. No bridges or creek crossings are needed, although the access road passes beneath a power transmission line and over a gas pipeline, where appropriate crossings would have to be constructed.

The climate in the Athabasca area is typified by long cold winters (January average temperature -22°C) and short cool summers (July average temperature 16°C). There are less than 100 frost-free days per year. The annual mean temperature is -0.6°C, average annual snowfall is 1,500 mm, and average annual precipitation is 437 mm, more than half of which falls between June and September. The prevailing wind is westerly. The climate supports year-round mining exploration, including fieldwork and sampling programs in summer and drilling in winter when the ground is frozen. Exploration activities are curtailed in certain locations during moose and caribou calving season; this restriction generally occurs during spring breakup.

The project area is characterized by flat to slightly rolling terrain with an average elevation of 280 m. Lower areas are covered with organic-rich wetlands, while limestone and sand outcrops are observed in higher areas. Sphagnum moss and black spruce are found in the lower, wetter areas. Other trees present where drainage is good include white spruce, jack pine, and aspen. The Muskeg River, immediately to the west of the project area, has a channel depth of approximately 3 m to 5 m. Extensive knolls and uplands of resistant limestone in the southeastern part of the northern project area and in the southern project area provide up to 7 m of relief above the surrounding wetlands.

Infrastructure in the vicinity of the project area is excellent due to the presence of extensive oil sands mining and in situ operations in the Athabasca region of Alberta. All major services, including goods and accommodation, air and helicopter service, heavy equipment, vehicle service and expediting, can be obtained in the Fort McMurray area. Fort McMurray is 375 km northeast of Edmonton and can be reached by provincial Highways 2 and 63 and by regularly scheduled airline flights. Fort McMurray's population is growing rapidly and is expected to reach 50,000 by 2005.

The existing infrastructure in the region supports mining and in situ operations that produce approximately 1 million barrels of crude bitumen per day. As a result, the communities and government regulatory agencies are familiar with mining and mine development proposals, and the community consultation and regulatory processes for mine development

Project No.: 141905
February 2004

amec

Page 5-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

applications are clearly established. Most leaseholders and other community and government stakeholders in the region belong to the Cumulative Effects Management Association, which coordinates environmental research and databases. Regional environmental data are available for application preparation, with only site-specific data required for a new mine application. Oil sands operators have successfully permitted mining infrastructure such as processing plants, overburden and tailings storage areas, and waste disposal sites. Trained open pit mining personnel are available in the region. University-affiliated and college training facilities are situated in Fort McMurray.

Project No.: 141905
February 2004

amec

Page 5-2

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

6.0 HISTORY

6.1 Pre-2001 Work

Birch Mountain has previously conducted exploration for diamonds and precious metals on its Athabasca and Birch Mountains properties. Prior exploration is comprehensively described in a report entitled 2003 Technical Report on the Gold Potential of the Athabasca (Besserer and Dufresne, 2003), which is available publicly in Birch Mountain's electronic filings on sedar. Three exploration programs are relevant. In 1993-1994, Tintina Mines Limited conducted field mapping in the northern and part of the southern project areas. In 1996, Birch Mountain conducted a 12 hole drill program in the region. Drill hole BM96-04 is located in the northern project area and drill hole BM96-05 is located in the southern project area. In 2000, Birch Mountain drilled hole BM00-02 that twinned a 1993 Tintina drill hole located west of the project area and recovered a 6 inch diameter core that included an intersection of the Middle Quarry Unit.

6.2 2001 Work

During the summer of 2001, BMR conducted a surface rock sampling/mapping program in the quarry project area to investigate the extent of limestone silicification identified in the northern project area. Although this sampling program was undertaken before the industrial mineral potential of the area was recognized, these surface samples provided valuable information about the geochemistry of the limestone exposed at surface, in particular the Upper Quarry Unit. These samples demonstrated that high calcium limestones were present over much of the southern part of the northern project area.

6.3 2002 Work

In 2002, a short field exploration program was conducted in conjunction with the initial regional geological appraisal of the quarry area for aggregate production. Property access, physiography, infrastructure, and surface geology were examined. Extensive knolls and uplands of resistant limestone were observed through much of the southern sector of the northern project area.

An initial geological appraisal of regional Devonian stratigraphy, lithology, and structure from existing mineral exploration data identified an area in Township 94, Range 10W4, as being a preferred location for a limestone quarry for aggregate production. This initial appraisal also identified a high purity (high CaCO3) fossiliferous limestone unit at the quarry location; a successful calcine test of this unit from drill core BM96-04, demonstrated the potential for quicklime production in addition to aggregate production. An exploration drilling program in winter 2002/2003 outlined the geology of the Muskeg Valley quarry and

Project No.: 141905
February 2004

amec

Page 6-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

identified two units having quicklime potential and several units with potential for aggregate production, the Middle Quarry Unit (MQU) and the Upper Quarry Unit (UQU).

6.4 2003 Work

In July and September 2003, BMR conducted two field exploration programs directed at enhancing the understanding of many aspects of the geology, with a particular focus on the Upper Quarry Unit. The first program re-examined many of the outcrops in the project area, including most of the sample sites that reported high calcium values. It was determined that the lithology and texture of these rocks were indistinguishable from the UQU intervals intersected in core. This textural evidence supported the geochemical evidence provided by the samples that the UQU is exposed at surface over much of the southern part of the northern project area. Eighteen additional outcrop samples were taken during this first phase of 2003 fieldwork, including three bulk chip samples across approximately 1 m of stratigraphy (approximately 20 kg per sample). BMR is currently storing these samples for future testing. The second 2003 field program was undertaken to define the extent of UQU outcrop exposure in support of resource classification. BMR collected and retained a series of rock samples for future analyses.

Project No.: 141905
February 2004

amec

Page 6-2

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

Sedimentary rocks in the region of the Muskeg Valley quarry area belong to the Western Canada Sedimentary Basin (WCSB) and consist of two eastwardly thinning, unconformity-bounded sedimentary sequences: a lower Paleozoic carbonate-evaporite sequence and an overlying Mesozoic siliciclastic sequence (Figure 7-1). The Paleozoic rocks are approximately 300 m thick in this area and belong to the Devonian Elk Point and the Beaverhill Lake groups. The Mesozoic rocks comprise the Cretaceous McMurray and Clearwater formations of the Manville Group and range in thickness from 0 m to 150 m. A stratigraphic column for the area is shown in Table 7-1. Lithologies and thicknesses for this stratigraphic column are from drill holes BM96-04, in the southeast corner of the project area, and LAC94-02, approximately 2.5 km to the northeast of the project area

The quarry area is situated on a structural high in the Devonian surface that brings limestone to surface in the lower Muskeg River area. Overlying McMurray Formation and Quaternary sediments thicken away from this area in all directions. To the north, the Devonian surface falls off quickly into the Bitumount Graben. To the east, the depth to the Devonian surface increases as topography rises along the flanks of Muskeg Mountain and as the Devonian surface drops down into the Prairie Formation salt dissolution front. To the south and west, the regional southwest dip of the Devonian draws the favourable stratigraphy of the Moberly Member progressively deeper below surface.

Basement faulting, salt dissolution, karsting, and erosion have affected the strata in the region. These, in turn, have been influenced by three main structural elements: the Peace River Arch, the Bitumount Graben, and the dissolution front of the Prairie Formation salt.

The Peace River Arch is a basin-wide, southwest-northeast trending arch extending from the Rocky Mountains in the west to the Precambrian rocks of the Canadian Shield in the east. The axis of the Peace River Arch passes approximately 20 km north of the Muskeg Valley quarry area. It has been the locus of structural activity since the Precambrian, with several periods of arching and subsidence (Mossop and Shetson, 1994). Sedimentary rocks of the Elk Point and Beaverhill Lake groups thicken northward and southward away from the arch, indicating positive relief on the arch during deposition of these strata.

Project No.: 141905
February 2004

amec

Page 7-1

R10W4
R8W4
R6W4
R4W4
23
16b
15a
12b
17a
6
2
Fort McMurray

LEGEND

- Proposed Muskeg Valley Quarry
- Lakes and Rivers
- Roads
- Birch Mountain Resources Ltd. Metallic and Industrial Mineral permits
- Birch Mountain Resources Ltd. Metallic and Industrial Mineral leases

23	LaBiche Formation: dark grey shale and silty shale, ironstone partings and concretions; thin fish scale-bearing silty beds in lower part; marine
21	Shaftesbury Formation: dark grey fish scale-bearing shale, silty in upper part; numerous nodules and thin beds of concretionary ironstone; bentonite partings; interbedded locally in lower part with thin silty and sandy intervals; marine
17a	Grand Rapids Formation: fine grained quartzose and feldspathic sandstone, laminated siltstone and silty shale; thin coaly beds, deltaic to marine
16b	Clearwater Formation: dark fossiliferous silty shale, laminated siltstone, fine grained cherty sandstone; glauconitic sandstone (Wabiskaw Member) near base; marine
15a	McMurray Formation: cross-bedded quartzose sandstone and siltstone; oil-impregnated; grey silty shale interbeds in upper part; deltaic
12b	Waterways Formation: grey and greenish-grey shale and argillaceous limestone units alternating with grey and greyish-brown fine grained and clastic limestone units; marine
6	Middle Devonian (undivided) includes La Loche/McLean River Formation: sandstone and shales; Methy Formation: brown and buff massive porous dolomite, brown to grey thin-bedded dolomite, dolomitic limestone, minor anhydrite and gypsum; Prairie Formation: gypsum, anhydrite, grey-green silty and dolomitic shale, minor dolomite; and Watt Mountain Formation: shales; marine to evaporitic
2	Undivided Granitic Plutonic Rocks: including biotite granite, porphyroblastic and porphyritic granites; some granite gneiss and metasedimentary rocks km
0 2.5 5 7.5 10

Scale: 1:250,000
UTM NAD 27

BIRCH MOUNTAIN RESOURCES LTD

Figure 7.1. Regional Geology and Birch Mountain Land Holdings near Muskeg Valley Quarry

Jan 20, 2004 | KMA

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

7.2 Property Geology

The Muskeg Valley project area contains exposures of Devonian limestones of the Moberly Member of the Waterways Formation, oil sands and shale of the Cretaceous McMurray Formation and Quaternary sediments (Figure 7-2). In the northern project area, Devonian limestones are exposed over much of the southern sector in resistant knolls and uplands that stand up to 7 m above the surrounding muskeg. Cretaceous McMurray Formation sediments are poorly exposed, with the largest exposures being rusty-weathering, sandy outcrops along the access road into drill hole BM02-06 and along the banks of the Muskeg River. Isolated patches of rusty sandstone throughout the northern project area likely represent thin localized lenses of McMurray Formation. Quaternary deposits comprising tills and glaciofluvial deposits are present over much of the northern and eastern parts of the northern project area, with large (2 m) sub-rounded igneous, metamorphic, and limestone boulders derived from the Precambrian Shield locally abundant at surface.

The geology of the southern project area is similar to the northern project area. Outcrop and air photo examinations by Birch Mountain in 2003 as well as field mapping and sampling by Tintina Mines Ltd. in 1994, indicate that Devonian limestones of the Moberly Member of the Waterways Formation are exposed in resistant knolls, in north-south trending ridges and in cliffs along the banks of the Muskeg River (Figure 7-2). A thin veneer (1 m to 2 m) of McMurray and Quaternary sediments may be present in low areas peripheral to the limestone uplands. One drill hole, BM96-05, was drilled in the southern project area, and the lithologies and thicknesses of Unit 1, Unit 2 (MQU), and Unit 3 are very similar to that in the northern project area. The depth of casing precluded sampling of the UQU in hole BM96-05, but stratigraphic projections from drill holes located in the northern project area and west of the Muskeg River suggest that the UQU is present over a substantial part of the southern project area. An eastwardly thickening wedge of McMurray Formation oil sands overlies the eastern part of the southern project area.

The unit of interest in the project area, both for aggregate and quicklime is the Moberly Member of the Waterways Formation. This approximately 40 m thick package of rock has been informally divided into four units which are, from base to top: Unit 1, Unit 2, Unit 3, and Unit 4 (Table 7-1). Unit 2 is also informally designated the Middle Quarry Unit (MQU) and Unit 4 the Upper Quarry Unit (UQU); units 1 and 3 are unnamed. Cross-sections illustrating the lithological variation within each stratigraphic unit in the northern project area are presented in Figures 7-3 to 7-7. Figure 7-8 is a north-south cross-section illustrating the continuity of limestone units between the northern and southern project areas.

Project No.: 141905
February 2004

amec

Page 7-3

466000
468000
6340000
6338000
6336000
6334000
6332000
N
Q
K
D
LEGEND
Proposed Quarry Boundary
Birch Mountain 2002 & 1996 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Lakes and Rivers
Quaternary Subcrop
Cretaceous Subcrop
Devonian Subcrop
metres
0 250 500 750 1000
UTM NAD 27

BIRCH MOUNTAIN RESOURCES LTD

Figure 7-2: Muskeg Valley Quarry Subcrop Geology

Jan 9, 2004	KAM

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Table 7-1:	Moberly Member in Muskeg Valley Quarry Project Area

Unit	Name	Lithology	Average Thickness

Unit 4	Upper Quarry Unit	Massive/nodular limestone	0 m to 8 m

Unit 3	Unnamed	Nodular limestone interbedded limestone/calcareous
		shale, calcareous shale	20 m

Stromatoporoid Limestone

Unit 2	Middle Quarry Unit	Nodular Limestone	4.5 m

Pelloidal Limestone

Nodular limestone, interbedded limestone/calcareous
Unit 1	Unnamed	shale, minor calcareous shale	12.5 m

Unit 1 (U1)

Unit 1 is continuous through the project area except along the eastern edge, where it is eroded at the pre-Cretaceous unconformity. It averages 12.5 m in thickness and consists of three main lithologies: light grey nodular limestones, interbedded light grey limestone/light green calcareous shales, and light green calcareous shales. The entire thickness of Unit 1 was cored in drill holes BM96-04, BM02-02, and BM02-05. Unit 1 has been subdivided into four sub-units, U1-1 to U1-4, based on lithology. The lithology and thickness of these sub-units vary somewhat across the project area, but in general, U1-1 is a nodular limestone, U1-2 is a calcareous shale, and U1-3 and U1-4 are nodular limestones (see Figures 7-3 to 7-7). In general, the nodular limestones of Unit 1 are somewhat less shaley than those in Unit 3 above, and in some locations may be suitable for quicklime production.

The Middle Quarry Unit (MQU)

The Middle Quarry Unit averages 4.5 m thick and contains three beds: an upper bed of cream to light tan coloured stromatoporoid-bearing bitumen-stained limestone, a light grey nodular limestone, and a cream coloured pelloid-bearing limestone. The stromatoporoid bed is a regional marker bed because it is the only unit encountered in the region that contains appreciable stromatoporoid fossils. Calcine testing and geochemical analysis indicate that the Middle Quarry Unit has potential for quicklime production (Section 16). The full thickness of the MQU was cored in BM96-04 and five of the 2002 drill holes. In BM02-08, however, at least 50 cm of the top of the MQU has been eroded at the pre-Cretaceous unconformity.

Project No.: 141905
February 2004

amec

Page 7-5

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

A
A'
W
E
Aggregate
Bulk Sample
BMAGG03-02
Surface Aggregate
Bulk Sample
BMAGG03-01
Upper Quarry Unit
U3-4
U3-3
U3-2
U3-1
Fossil Packstone
Middle Quarry Unit
U1-4
U1-3
U1-2
U1-1
Data projected from BM02-02
Christina Member (Shale Ltd)
Moberly Member of Waterways Formation
Christina Member of Waterways Formation
SCALE 1:5000 VERTICAL EXAGGERATION ~12.5x
0
100
200
300
400
500
METRES
LEGEND
= No core (Casing)
= Quaternary Sediments
= McMurray - Sand
= McMurray - Silt/Shale/Coal
U3-1 = Aggregate Unit
= Fossiliferous Limestone (Stromatoporoid)
= Fossiliferous Limestone (Packstone)
= Shale - Minor Limestone
= Hardground (erosional surface)
= A-type Aggregate Nodular Limestone
= B-type Aggregate Nodular Limestone w/ Shale Interbeds
= C-Type Aggregate Limestone/Shale

Project No.: 141905
February 2004

amec

Page 7-6

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

B
B'
N
S
Quaternary Seds
McMurray Sands (Oilsands)
Middle Quarry Unit
Upper Quarry Unit
U3-4
U3-3
U3-2
U3-1
U1-4
U1-3
U1-2
U1-1
Data projected from BM02-05
Data projected from BM02-02
Christina Member (Shale 1 et)
SCALE 1:5000 VERTICAL EXAGGERATION - 12.5x
0
100
200
300
400
500
METRES
LEGEND
= No core (Casing)
= Quaternary Sediments
= McMurray - Sand
= McMurray - Silt/Shale/Coal
U3-1 = Aggregate Unit
= Fossiliferous Limestone (Stromatoporoid)
= Fossiliferous Limestone (Packstone)
= Shale - Minor Limestone
= Hardground (erosional surface)
= A-type Aggregate Nodular Limestone
= B-type Aggregate Nodular Limestone w/ Shale Interbeds
= C-Type Aggregate Limestone/Shale

Project No.: 141905
February 2004

amec

Page 7-7

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

W
C
C'
E
Upper Quarry Unit
U3-4
U3-3
U3-2
U3-1
U1-4
U1-3
Fossil Packestone
Middle Quarry Unit
Nodular Lst
METRES
0
100
200
300
400
500
LEGEND
= No core (Casing)
= Quaternary Sediments
= McMurray - Sand
= McMurray - Silt/Shale/Coal
U3-1 = Aggregate Unit
= Fossiliferous Limestone (Stromatoporoid)
= Fossiliferous Limestone (Packstone)
= Shale - Minor Limestone
= Hardground (erosional surface)
= A-type Aggregate Nodular Limestone
= B-type Aggregate Nodular Limestone w/ Shale Interbeds
= C-Type Aggregate Limestone/Shale

Project No.: 141905
February 2004

amec

Page 7-8

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

D
D'
N
S
U3-2
U3-1
U1-4
U1-3
U1-2
U1-1
Data projected
SCALE 1:5000 VERTICAL EXAGGERATION : ~ 12.5x
0
100
200
300
400
500
METRES
LEGEND
= No core (Casing)
= Quaternary Sediments
= McMurray - Sand
= McMurray - Silt/Shale/Coal
U3-1 = Aggregate Unit
= Fossiliferous Limestone (Stromatoporoid)
= Fossiliferous Limestone (Packstone)
= Shale - Minor Limestone
= Hardground (erosional surface)
= A-type Aggregate Nodular Limestone
= B-type Aggregate Nodular Limestone w/ Shale Interbeds
= C-Type Aggregate Limestone/Shale

Project No.: 141905
February 2004

amec

Page 7-9

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

E
E'
N
S
Quaternary Seds
McMurray Sands (Oilsands)
U3-2
U3-4
U3-3
U3-1
Middle Quarry Unit
Upper Quarry Unit
U1-4
U1-3
U1-2
U1-1
Christina Member (Shale / 1st)
SCALE 1:5000 VERTICAL EXAGGERATION - 12.5x
0
100
200
300
400
500
METRES
LEGEND
= No core (Casing)
= Quaternary Sediments
= McMurray - Sand
= McMurray - Silt/Shale/Coal
U3-1 = Aggregate Unit
= Fossiliferous Limestone (Stromatoporoid)
= Fossiliferous Limestone (Packstone)
= Shale - Minor Limestone
= Hardground (erosional surface)
= A-type Aggregate Nodular Limestone
= B-type Aggregate Nodular Limestone w/ Shale Interbeds
= C-Type Aggregate Limestone/Shale

Project No.: 141905
February 2004

amec

Page 7-10

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Unit 3 (U3)

Unit 3 averages approximately 20.5 m thick and is composed of three main lithologies: light grey nodular limestones, interbedded light grey limestone/light green calcareous shales, and light green calcareous shales. The entire thickness of Unit 3 was cored in drill holes BM02-02, BM02-03, and BM02-04. Unit 3 has been subdivided into four sub-units, U3-1 to U3-4, based on lithology, which can vary significantly across the project area (see Figures 7-3 to 7-7). The nodular limestone in this unit is somewhat shaleier than those in Unit 1. Unit 3 outcrops in two locations: a small outcrop of nodular limestone along the road, halfway between BM02-02 and BM96-04, and calcareous shales and thin nodular limestone exposed along the Muskeg River west of BM02-03.

The Upper Quarry Unit (UQU)

The Upper Quarry Unit is exposed at surface over much of the southwestern portion of the project area. It is characterized by a tan brown to light tan colour with a noticeable light pink hue and massive to slightly nodular texture, commonly with a "micro-breccia" texture apparent on weathered surfaces. Scattered brachiopod and crinoid fragments are common. This unit is a relatively clean limestone with very little shaley component and displays a distinctive conchoidal fracture habit. The Upper Quarry Unit varies in thickness from zero at its erosional edge to 10 m. Calcine testing and geochemical analysis indicate the Upper Quarry Unit has potential for quicklime production (Section 16).

7.2.1 Structure

The structure of Devonian strata within the northern project area is illustrated in Figure 7-9, a structural contour map of the bottom of the Middle Quarry Unit. Bedding in the project area follows the regional Devonian structure of a northwest strike and gentle southwest dip. A low amplitude anticline plunging southwest through the centre of the project area disrupts this overall trend, with the strata along the hinge line of the anticline approximately 10 m higher than along the flanks of the anticline. Figure 7-10 shows how the regional southwest dip of the Devonian strata and the southwest-plunging anticline influence the depth to the top of the Middle Quarry Unit in the northern project area. The Middle Quarry Unit is closest to surface at BM02-06, on the crest of the anticline, where it is 8.5 m below surface, and at BM02-08, where the regional dip brings it to 11.2 m below surface. In the western part of the project area, the Middle Quarry Unit is at a depth of 25 m to 30 m near BM02-02, BM02-03, and BM02-04.

The top of the Devonian strata in the project area is an unconformable surface overlain by Cretaceous and younger sediments. The structure of this surface has likely been influenced by a number of factors, including faulting related to salt dissolution or graben collapse, karsting during subaerial exposure, and erosion during pre-Cretaceous fluvial lowstands. Additional drilling is planned in 2004 to better define the structural geology of the southern project area.

Project No.: 141905
February 2004

amec

Page 7-11

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

F''
BM96-05
Northern Project Area
Southern Project Area
McMurray Fm.
F
Limestone Outcrop
F'
N
Devonian Surface
McMurray Fm.
S
BM02-04
BM02-02
Note: Thickness and lithology of UQU in Southern Project Area not determined
UQU
U3-4
U3-3
U3-2
U3-1
MQU
U1-4
and
U1-3
U3-1
Christina Formation
Drill hole continues
LEGEND

Project No.: 141905
February 2004

amec

Page 7-12

LEGEND
Proposed Quarry Location
Birch Mountain 2002 Drill Holes
Birch Mountain 1996 Drill Holes
Oil Sand Delineation Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Lakes and Rivers
Base of MQU Elevation Contours (1 m contour interval)
MQU Erosional Edge
metres
0 125 250 375 500
Scale: 1:10,000
UTM NAD 27
Muskeg River
N

BIRCH MOUNTAIN RESOURCES LTD

Nov 12, 2003 | KMA

LEGEND
Proposed Quarry Location
Birch Mountain 2002 Drill Holes
Birch Mountain 1996 Drill Holes
Paved Roads
Gravel Roads
Trails and Cutlines
Lakes and Rivers
MQU Erosional Edge
Depth to Top of MQU:
0-10 m
10-15
15-20
20-25
25-30
>30 m
metres
0 125 250 375 500
Scale: 1:10,000
UTM NAD 27
Muskeg River
6340000
6338000
N

BIRCH MOUNTAIN RESOURCES LTD

Nov 11, 2003 | KMA

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

8.0 DEPOSIT TYPES

Not applicable for this report.

Project No.: 141905
February 2004

Page 8-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

9.0 MINERALIZATION

Not applicable for this report.

Project No.: 141905
February 2004

amec

Page 9-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

10.0 EXPLORATION

In July and September 2003, BMR conducted two field exploration programs directed at enhancing the understanding of many aspects of the geology, with a particular focus on the Upper Quarry Unit in the northern project area. The first program re-examined many of the outcrops in the project area, including most of the 2001 sample sites (KAR01 sample suite) that reported high calcium values. It was determined that the lithology and texture of these rocks were indistinguishable from the Upper Quarry Unit intervals intersected in core. This textural evidence supported the geochemical evidence provided by the samples that the Upper Quarry Unit is exposed at surface over much of the southern sector of the quarry area. Eighteen additional outcrop samples were taken during the first phase of 2003 fieldwork, including three bulk chip samples across approximately 1 m of stratigraphy (approximately 20 kg per sample). BMR is currently storing these samples for future testing. The second 2003 field program was undertaken to define the extent of UQU outcrop exposure in support of resource classification. BMR collected and retained a series of rock samples, for future analyses.

In fall 2003, Birch Mountain reviewed of information pertaining to the southern project area, including field data collected during Tintina Mines Limited's 1993-1994 exploration program. Tintina conducted systematic traverses across the northern project area and the northern part of the southern project area, mapping geology, and collecting samples that were submitted for multi-element geochemical analyses. In reviewing and synthesizing these data with digital elevation models and draped air photos, Birch Mountain determined that areas previously thought to be underlain by muskeg or till probably were underlain by limestone outcrop. As a result of this work, in November 2003 the project was extended to the south to cover this new area of probable limestone outcrop. Part of the winter 2004 drill program is designed to test the new geological framework for the southern project area.

Project No.: 141905
February 2004

amec

Page 10-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

11.0 DRILLING

11.1 2002/2003 Drilling

During the winter of 2002/2003, a six-hole drill program was conducted at the project site to outline the geology and particularly to explore the quicklime resource potential first tested in drill hole BM96-04. The drill holes (HQ diameter) were nominally sited on a 500 m grid, with locations adjusted slightly to take advantage of existing access. The MQU was intersected in all six holes at depths between 8.5 m and 25.8 m. Intersection data are shown in Table 11-1 (for completeness, drill hole BM96-04 is included in the data set).

Table 11-1: Muskeg Valley Quarry Drill Hole Summary

	UTM-N	UTM-E	Elev	Total Depth	Top of MQU	Base of MQU	MQU Thickness
Hole	(NAD 27)[2]	(NAD 27)[2]	(m)[3]	(m)	(m)	(m)	(m)

BM02-02	6338129	466504	280	45.11	25.20	29.40	4.20
BM02-03	6338355	466037	276	30.50	24.60	29.20	4.60
BM02-04	6338625	466498	280	31.85	25.80	30.20	4.40
BM02-05	6339130	466989	280	22.50	13.10	17.80	4.70
BM02-06	6338604	466968	279	21.70	8.50	13.0	4.50
BM02-08	6339685	467285	279	15.85	11.20	15.20	4.00
BM96-04[1]	6338100	467300	279	151.00	20.20	25.30	5.10
1.	Drilled in 1996
2.	Locations determined by GPS
3.	Elevation determined from topographic contours

Project No.: 141905
February 2004

amec

Page 11-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

12.0 SAMPLING METHOD AND APPROACH

Discussed in Section 13.

Project No.: 141905
February 2004

amec

Page 12-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

13.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1 Calcination

Sample preparation and analysis protocols for determining suitability of limestone to yield a quality lime product were set up and executed by FFE Minerals USA Inc. Procedures, test results, and comments are provided in the metallurgical testwork section (Section 16). Generally, the key quality components for calcinable limestone are the following:

  Chemical analysis for CaO (potential CaO percentage) and impurity levels (SiO2, MgO, and Al2O3+Fe2O3).

  Burnability - how much time is needed to fully calcine the sample and an assessment of potential processing problems related to thermal and mechanical breakage during calcining.

  Slakability (ASTM C-100 for limestone lime) - hydration reactivity of lime product, measured as how much time it takes for a 40°C hydrate temperature rise.

  Availability - the reactivity or availability of lime product after a 60 minute burn test (given as a percentage of the potential CaO).

  Breakage test - thermal and mechanical breakage tests. The former tests resistance to thermal breakage throughout the temperature range of the test (maximum of 1,800°F) and the latter tests resistance to mechanical breakage during the same temperature range of the test.

  Hardgrove -hardness of calcined product.

  Off-gas emission test -recording of gas emissions during a set preheat temperature range (100°F to 1,000°F, by 25°F increments).

To evaluate the quicklime potential of core intervals not tested by FFE, selected intervals were submitted to Acme Analytical Laboratories Ltd. (Acme), Vancouver, B.C., for sample preparation and whole rock geochemical analysis by ICP-AES (inductively coupled plasma-atomic emission spectrometry). Acme is an accredited laboratory certified under ISO 9002. The MQU drill hole intersections as well as select bracketing samples above and below it were submitted for analyses. The suite of surface samples collected by BMR in 2001 was also submitted to Acme for analysis.

Sample preparation involved crushing the entire sample to -10 mesh, then pulverizing a representative 250 g split to -150 mesh. The samples were analyzed for major oxides and trace metals following Acme's Group 4A analytical method, which involves ICP-AES analysis of a 0.200 g sample split using acid digestion of a lithium metaborate fusion. Carbon and sulphur were determined by Leco element analyzer, and loss-on-ignition (LOI) was determined by thermogravimetric analysis.

Project No.: 141905
February 2004

amec

Page 13-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

The samples were analyzed in three batches. The first batch included samples of the MQU from each drill hole. Replicate analyses of original pulps were requested on two samples with somewhat unusual compositions; these analyses are included in report. Values agree closely with the original values. The third batch comprised non-MQU samples.

Acme's standard QA/QC protocol was applied all to the sample analyses. This protocol involves including replicate sample analyses within a batch and running a batch with a standard sample. The replicate analyses in the first batch gave relative standard deviations for major oxides from 0.14% to 4.09%. In the third batch, the replicate analyses gave relative standard deviations slightly higher than the first batch. The three replicate analyses of the standard gave relative standard deviations of less than 1% for all major elements with the exception of CaO, which was 2.73%.

Quicklime potential is estimated by determining a proxy for "potential CaO" (available CaO equals about 95% to 97% of the potential CaO). The proxy consists of calculating the potential CaO+MgO for each of the intervals tested. The basis for this calculation is that both CaO and MgO contribute to SO2 consumption in FGD applications and to the generation of hydroxide ions for stripping metal ions in water treatment, and both are measured by the sugar test for available lime (dissolving of the lime product in a sugar solution, then titrated with HCl) The calculation is

Potential CaO+MgO = [(CaO + MgO)/(Sum - LOI)] x 100%

where "Sum" is the sum of all measured components and "LOI" is loss-on-ignition. Comparison of calculated potential CaO+MgO and FFE potential CaO shows reasonable agreement.

13.2 Aggregate

Aggregates for general use in road base and sub-base account for approximately 92% to 95% of the forecast needs for the area (ARIWG report, 2002). Aggregate specifications will vary from project to project, but would generally follow those laid out by Alberta Transportation, whose specifications for the applicable types of aggregates are as follows:

  Designation 6, Pit Run Gravel Fill - gradation, percent passing the 80 µm sieve (2% to 15%), plasticity index NP-8.

  Designation 4, Gravel Surfacing Aggregate - gradation, percent passing the 80 µm sieve (0% to 12%), percent fracture (40+%), plasticity index NP-8.

Project No.: 141905
February 2004

amec

Page 13-2

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

  Designation 2, Base Course Aggregate - gradation, percent passing the 80 µm sieve (2% to 10%), percent fracture (60+ %), plasticity index NP-6, LA abrasion loss (50% max), dry strength of non-plastic aggregates.

  Designation 1, Asphalt Concrete Aggregate - gradation, percent passing the 80 µm sieve (4% to 10%), percent fracture (60% to 90+ %), plasticity index NP, LA abrasion loss (40% max).

Alberta Transportation also requires that the aggregate be free from injurious quantities of flaky particles, soft shales, organic matter, clay lumps, and other foreign matter. Some aggregate designations limit this to 3%. Alberta Transportation has its own sample preparation protocols for testing aggregates, as detailed in the following list. Tests designated ATT or TLT refer to Alberta Transportation test procedures. Comparable test methods from CSA or ASTM are also noted.

  Sieve analysis (ATT-25 or 26; CSA A23.2-2A)

  Dry strength of non-plastic aggregates (ATT-54)

  Plasticity index (AASHTO T90). Note: AASHTO = American Association of State Highway and Transportation Officials

  Percent fracture (ATT-50)

  Los Angeles abrasion resistance (AASHTO T96; CSA A23.2-16A & 17A)

  Detrimental matter in coarse aggregate (abbreviated petrographic analysis TLT-107; abbreviated ASTM C294)

Aggregates for use in Portland cement concrete account for approximately 5% to 8% of the forecast needs for the area (ARIWG report, 2002). The CSA has a full slate of specified tests for aggregates to be used in concrete. The major ones are as follows:

  Sieve analysis (A23.2-2A)
  Amount of material finer than 80 µm (A23.2-5A)
  Relative density and absorption (A23.2-6A & 12A)
  Magnesium sulphate soundness (A23.2-9A)
  Density of aggregate (A23.2-10A)
  Alkali-aggregate reaction (A23.2- 14A)
  Petrographic examination (A23.2-15A)
  Los Angeles abrasion resistance (A23.2-16A).

Project No.: 141905
February 2004

amec

Page 13-3

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

The CSA has other tests for more specific characteristics, but they are only used as warranted by the potential for problems with the material.

Physical testing of cores and other samples to date has been too limited to make an accurate qualitative assessment with a comfortable level of confidence. Generally speaking, the limited tests, combined with observations of core samples at the BMR lab, indicates the nodular limestones in the U3 and U1 units could be used to manufacture aggregates that would comply with at least some of the designations of aggregates in the prior-referenced Alberta Transportation specification.

The UQU material is expected to be acceptable for aggregate use in concrete. Based on limited core samples, the higher-quality U1 nodular limestone layer beneath the MQU may also be acceptable, generally having a lower shale content than observed in core samples of the U3 material. Further testing will be necessary to delineate which aggregate types could be produced in various areas and depths within the property. This information will also help refine the economic parameters for recovery.

Project No.: 141905
February 2004

amec

Page 13-4

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

14.0 DATA VERIFICATION

AMEC checked mapping of outcrops and road cuts and the core logging for the six core holes available at the time of its field review. BMR's logging and mapping was done professionally and accurately. AMEC visited drill collar sites and found that their locations agree with the locations shown on project maps.

BMR have provided AMEC with certificates for the calcination test work and are on file at the Vancouver office of AMEC. The values recorded on certificates agree with values for these measurements as tabulated in this report.

AMEC concludes that the assay and survey database used for the Muskeg Valley resource estimation is sufficiently free of error to be adequate for resource estimation.

Russ Gerrish, P. Eng., has provided AMEC with a copy of the aggregate test results performed by EBA Engineering Consultants Ltd. on the sample of U3-4 outcrop material. Testing was carried out for: Los Angeles abrasion resistance, magnesium sulphate soundness, absorption, and density. The results of the tests carried out by EBA are consistent with those stated in this report.

Project No.: 141905
February 2004

amec

Page 14-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

15.0 ADJACENT PROPERTIES

Adjacent properties are not relevant for the review of the Muskeg Valley project.

Project No.: 141905
February 2004

amec

Page 15-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 Introduction

Four calcining tests have been performed on limestone from the Muskeg Valley project; one on the UQU and three on the MQU; no calcining tests have been completed on nodular limestone

Upper Quarry Unit

To date, only one sample of limestone (CaCO3) and quicklime (CaO) originating from UQU has been subjected to chemical analysis and metallurgical testwork. Comprehensive testing on this sample has been conducted by FFE Minerals (a rotary kiln manufacturer) its laboratory facilities at Bethlehem, Pennsylvania. In addition, Cimprogetti has conducted limited testwork on this sample to assess the suitability of the limestone for processing its style of vertical kiln. The results of chemical analysis by FFE on the limestone drill core sample from the UQU are shown in Table 16-1.

Table 16-1: UQU Chemical Analysis

BMQCS-03-6ii
Analysis	(%)

SiO2	3.85
Al2O3	0.94
Fe2O3	0.33
CaO	51.94
MgO	0.56
K2O	0.24
Na2O	0.07
SO3 (total)	0.05
P2O5	0.01
TiO2	0.06
Mn2O3	0.03

Chemical analyses of the lime produced from this single test showed that total CaO content exceeds 90%, while available CaO is slightly below specifications for FGD use. Other potential problems with the UQU that were identified in the FFE testwork are measured levels of SiO2 and Fe2O3+Al2O3 in the quicklime product that generally exceed FGD product specifications. BMR has provided these data to a potential customer for consideration and comment. The customer indicated that because the total and available CaO contents were satisfactory, the remaining deficiencies could be addressed by engineering design of lime handling facilities.

Project No.: 141905
February 2004

amec

Page 16-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

FFE's recommendation for a calcining system to process this type of limestone is a standard rotary kiln with a pre-heater. This type of calcination system would be relatively energy efficient, requiring approximately 5 GJ/t of lime product.

Middle Quarry Unit

Chemical analysis and metallurgical testwork have been carried out on three samples of limestone (CaCO3) and quicklime (CaO) originating from the MQU. Most of the work was conducted by FFE Minerals. Cimprogetti assessed the suitability of the limestone for vertical kiln processing. The results of chemical analysis by FFE on limestone drill core samples from the MQU are as shown in Table 16-2.

Table 16-2: MQU Chemical Analysis

	BM-96-04	BM-02-04	BM-02-05
Analysis	(%)	(%)	(%)

SiO2	1.20	1.05	1.21
Al2O3	0.39	0.38	0.40
Fe2O3	0.42	0.30	0.31
CaO	53.19	53.50	53.17
MgO	0.72	0.53	0.76
K2O	0.12	0.12	0.11
Na2O	0.13	0.16	0.08
SO3 (total)	0.29	0.33	0.35
P2O5	0.01	0.01	0.01
TiO2	0.03	0.02	0.02
Mn2O3	0.02	0.03	0.02

FFE describes these limestone samples as "light grey/off white, black veins" and "a hard, coarse and fine grained sedimentary rock with oily veins." They are characterized as easy to normal burning limestone, producing a reactive quicklime product.

The test results show that all samples of lime produced from the MQU meet the primary specifications for total and available CaO Content. The results of the three tests are similar, showing good consistency in produced lime quality across the project area. Potential problems with the MQU identified during the testwork are a tendency for the stone to decrepitate excessively during calcining due to mechanical attrition; SO2, CO, and hydrocarbon emissions in the off-gas; excessive grit residue left behind after slaking; and measured levels of Fe2O3+Al2O3 in quicklime product that generally exceed by a small margin the product specifications of the potential customer.

FFE's recommendation for a calcining system to process this type of limestone includes a long, straight rotary kiln without a pre-heater, lime hydrate injection at the kiln exit for

Project No.: 141905
February 2004

amec

Page 16-2

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

sulphur removal, and a natural gas fired regenerative thermal oxidizer to control CO and hydrocarbon emissions. This type of calcination system would be relatively energy inefficient, requiring approximately 8 GJ/t of lime product.

Nodular Unit

No calcining tests have been done to date on limestone samples from the nodular unit.

The proposed flowsheet for the calcining facility is shown in Figure 16-1

Project No.: 141905
February 2004

amec

Page 16-3

MUSKEG VALLEY QUARRY
EMERGENCY R.O.Q. STOCKPILE
272 T/H
VIBRATORY GRIZZLY FEEDER
JAW CRUSHER
STATIONARY GRIZZLY
TRIPLE DECK SCREEN
CONE CRUSHER
RADIAL STACKER
59 T/H (-6MM) REJECTS STOCKPILE
RADIAL STACKER
213 T/H (+6-25MM) CRUSHED LIMESTONE STOCKPILE
PLANT FEED BELT CONVEYOR
200 T/H
STONE BIN
TO FUTURE CALCINING CIRCUIT
WEIGH FEEDER
BUCKET ELEVATOR
PREHEATER
43.3 T/H
ROTARY KILN
COOLER
TO ATMOSPHERE
DUST COLLECTOR
FINES TO STOCKPILE 3.3 T/H (TOTAL)
TO ATMOSPHERE
DUST COLLECTOR
FINES TO STOCKPILE
BUCKET ELEVATOR
22.1 T/H
ROLL CRUSHER
LIME BIN
LIME BIN
CRUSHED LIME LOADOUT
A ISSUED FOR REVIEW 03/10/03 JJY DMS
REV. REVISION DESCRIPTION DATE DRAWN BY DESIGNED BY DWG. CHECK DESIGN CHECK LEAD ENG./DEPT. MGR. P. ENG./PROJ. MGR.
NO. DWG. NO. REFERENCE DRAWINGS
P. ENG./PROJ. MGR.
LEAD ENG./DEPT. MGR.
DESIGN CHECK
DWG. CHECK
DESIGNED BY DMS 03/10/01
DRAWN BY JJY 03/10/02
ENGINEERING REVIEW
PROJECT NO. 141905
AMEC E&C SERVICES
SASKATOON, SASKATCHEWAN
amec
BIRCH MOUNTAIN LIMESTONE PROJECT
FLOWSHEET AND MASS BALANCE
DRAWING NO. Figure 16-1
REV. A
CAD FILE NAME: B-141905-PFD
LAST UPDATE: 03/10/03

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The mineral resource estimates for the Muskeg Valley project were calculated by Birch Mountain Resources Ltd., under the direction of Glen De Paoli, M.Sc., P.Geol.

The mineral resource estimate for the Muskeg Valley project comprised three components:

  Demonstration of physical and chemical property homogeneity, i.e., mineral resource quality.

  Volume/tonnage estimate of material, i.e., mineral resource quantity.

  Marketability of the mineral resource.

These components must be considered in order to classify an industrial mineral resource, such as quicklime or aggregate, and are consistent with the guidelines for the reporting of industrial minerals in the CIM definitions referred to in NI 43-101.

The mineral resource estimate for the project consists of a quicklime resource estimate composed of the UQU and MQU and an aggregate resource estimate of intervals in the U1 and U3 units. Each estimate is discussed separately below.

17.1 Calcinable Mineral Resource Quality

The UQU is present as near-continuous outcrops in the southwestern and southeastern parts of the project area. This is confirmed by surface mapping, two periods of surface sampling, and drill hole data. The MQU is also predicted to be continuous within the quarry area because of numerous intersections in property and regional drill holes (Figures 17-1 and 17-2). AMEC concur with these expressions of conformity. Examples of drill intersections of the MQU in regional drill holes in support of aerial and thickness continuity are tabulated in Table 17-1.

Table 17-1: Drill Core Intersections of the Middle Quarry Unit in
Select Regional Drill Holes

	From	To	Thickness	Distance from BM02-06
Drill Hole	(m)	(m)	(m)	(km)

BM96-01	30.00	33.00	3.00	6.00
BM96-02	42.80	45.90	3.10	6.75
BM96-03	29.50	34.30	4.80	5.25
BM96-05	52.00	56.00	4.00	6.3
BM96-06	43.50	49.55	6.05	6.75
BM96-08	58.30	63.20	4.90	8.50
BM96-09	58.70	62.80	4.10	7.20

Project No.: 141905
February 2004

amec

Page 17-1

N
BM98-02
BM98-04
BM98-01
BM98-03
LAC94-03
BM96-11
BM96-10
AL94-01
BM96-12
LAC94-01
BM00-01
BM96-07
BM96-08
LAC94-04
BM96-09
BM96-06
Fort McKay
T3
BM96-04
T1
BM98-05
T2
BM00-02
T4
BM96-03
BM96-01
BM96-05
BM96-02

LEGEND

Proposed Muskeg Valley Quarry	T#	Tintina 1993 Drill Hole	
Lakes and Rivers	LAC94-#	Lac 1994 Drill Hole	
Roads	BM96-#	Birch Mountain 1996 Drill Hole	
	BM98-#	Birch Mountain 1998 Drill Hole	
	BM00-#	Birch Mountain 2000 Drill Hole	

km

0 1 2 3

Scale: 1:75,000

UTM NAD 27

BIRCH MOUNTAIN RESOURCES LTD

Sept 16, 2003 | KMA

Notes
Scale = 1:10,000
0m 100 200 300 400 500m
N
6340000 N
6339000 N
6338000 N
466000 E
467000 E
468000 E
Muskeg River
BM02-08
BM02-05
4.7m
BM02-04
4.4m
BM02-06
BM02-03
4.6m
BM02-02
4.2m
BM96-04
Top MQU
MQU bottom
MQU top

Legend

- Quarry Area Boundary
- Road
- BM02-05 4.7m — Drill Hole, *MQU thickness*
- Measured Resource Block
- Indicated Resource Block
- Inferred Resource Block

Resource Category	Criteria	Material Qualifying	Tonnage (millions)
Measured	Successful Calcine Test	BM96-04, BM02-04, BM02-05	12.15
Indicated	Geochemical indication of quicklime potential	BM02-02, BM02-03, BM02-06 and BM02-08	17.77
Inferred	Interpreted to be present	Outside of lines tangent to 250m radius circles on drill holes, 200 metre setback from eastern erosional edge	[illegible]
		Total	37.75

Birch Mountain Resources Ltd.

Figure 17-2
Middle Quarry Unit
Isopachs and Resource Blocks

UTM in NAD 27, Zone 12
Drw. by: G. De Paoli
Updated: Jan. 30, 2004

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Chemical properties of the UQU and MQU are discussed in Section 16. Geochemically, both units show minimal variations in CaO, MgO, and LOI. Potential CaO+MgO values also demonstrate homogeneous characteristics. AMEC reviewed the results of key quality measurements used in assessing quicklime resources and found that they gave consistent and favourable results for MQU samples. UQU results are also favourable, but limited in number. AMEC recommend that additional analyses should be undertaken on existing samples to confirm consistent behaviour in the UQU.

17.2 Aggregate Mineral Resource Quality

The rock available for aggregate production in the Muskeg Valley Quarry comprises Units 1 and 3 and assumes Units 2, (MQU) and 4 (UQU) are used for lime production. From the limited testing to date and review of the core samples at the BMR lab, the premium materials for aggregate appear to be the nodular limestones of sub-units U1-4 and U1-3, followed closely by U1-1. The next most desirable are the nodular limestones in the U3-4 and U3-2 sub-units. Other, sub-units with a higher shale content may have potential for lower quality aggregate but have not been utilized.

As discussed in Section 7, the sub-units in Units 1 and 3 are continuous throughout the project area except where eroded at the pre-Cretaceous unconformity. Variations in lithology and thickness of the sub-units have been documented in the lithological logs and are shown on Figures 7-3 to 7-8. AMEC recommend that additional drilling and mapping be done to confirm the continuous nature of the lithology and thicknessess for units 1 and 3.

17.3 Calcinable Mineral Resource Marketability

Quicklime has two principal uses in the production of bitumen from oil sands: scrubbing of sulphur dioxide, sulphur trioxide, and trace metals in flue gas desulphurisation (FGD), and treatment of recycled process waters from extraction plants and SAGD operations. Currently, quicklime users in northern Alberta are supplied by Graymont Western (formerly Continental Lime) from their limestone quarry and processing plant at Exshaw, Alberta, a distance of more than 800 km (500 miles) by road from Fort McMurray. The market price of lime delivered to the Fort McMurray area is estimated to be approximately $175/t.

At present, Suncor Energy is quarrying limestone from the base of its oil sands mining lease for use in TransAlta's power generation FGD system. Syncrude Canada Ltd. recently announced a new FGD project for its upgrader that will use quicklime as the primary reagent. Other oil sands mining plants have confirmed future needs for quicklime for both FGD and water treatment.

Project No.: 141905
February 2004

amec

Page 17-4

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Water use, reuse, and release by the oil sands industry has been identified as a major issue in recent hearings before the Alberta Energy Utilities Board (EUB), and is seen industry, government, and the public as a potential limitation to expansion of oil sands production. The oil sands mining industry must address the issue of treating tailings water prior to release into the natural environment because demand on freshwater supplies likely to soon exceed the capacity of the environment to supply existing and proposed plants. To this point virtually all extraction tailings water has been stored since the onset production over 30 years ago, demand for quicklime to treat tailings water is expected increase in the next decade as oil sands companies begin to release extraction tailings water to the environment.

Consumption of high-grade quicklime at a typical oil sands mining operation is estimated be in the order of 60,000 t/a to 80,000 t/a for upgraders that require FGD and 50,000 t process water treatment. All three of the current operating companies recycle extraction process waters, while two of the three operate upgraders. Several new oil sands mines have been announced and, with expansion of existing facilities, these are expected further increase the demand for quicklime. Another factor influencing the need quicklime is the incentive to switch from higher cost natural gas to high sulphur coke fuel for heating and power generation. The use of high sulpher coke as fuel will increase the need for quicklime for FGD.

Additional users of quicklime in the area are the in situ SAGD (steam assisted gravity drainage) operations. On average, SAGD requires approximately two barrels of water produce one barrel of crude bitumen. One of the two barrels of water is lost to formation, and the other is recovered with the bitumen and recycled with make-up water steam production. Anticipated demand for quicklime for all in situ producers is estimated to reach 100,000 t/a by 2010 to 2012.

For the purposes of this study, it was assumed that the initial quicklime market would 175,000 t/a, expanding to 350,000 t/a within five years of first production. However, increasingly stringent environmental regulations for both air and water quality in the near future may result in a higher demand at an earlier date.

Table 17-2 outlines the forecast sales expected from the projects.

Table 17-2: Forecast Quicklime Sales from Muskeg Valley Quarry (x 000 t)

Application	2006	2007	2008	2009	2010	2011	30 yr Total

FGD	30	50	80	100	160	160	-

Water Treatment	40	50	60	95	190	190	-

Total	70	100	140	195	350	350	9,605

Project No.: 141905
February 2004

amec

Page 17-5

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

BMR has received expressions of interest relating to potential to develop a lime operation within the area. AMEC concur with the assessment that lime is required within the Fort McMurray region and that BMR should continue to develop relationships with the industrial users of lime.

17.4 Aggregate Mineral Resource Marketability

Construction aggregate in the area falls into three main categories: aggregate for road base and asphalt, aggregate for use in Portland cement concrete, and lower-quality aggregate adequate for bulk fill, temporary in-pit road base, berms, etc. It appears all three grades of aggregate are present within the Muskeg Valley project area.

Most aggregate in the area is sourced from two glaciofluvial deposits, the Poplar Creek pit and the Susan Lake pit. The quality of this aggregate is fair and its use as aggregate for concrete is marginal due to the large amount of ironstone contained in the material. The Poplar Creek pit will likely be exhausted by 2005, and the Susan Lake pit is nearing the end of its usable aggregate resources. No other large deposits, and only a scattering of small glaciofluvial deposits with resources in the hundreds of thousands of tonnes, are known in the area.

Various stakeholders in the region, including representatives from industry, local and provincial governments, and First Nations, have established the Athabasca Regional Issues Working Group (ARIWG) Association. The mandate of the association is to provide a forum to address issues surrounding industrial development in the area. One of the major concerns identified is the looming shortage and marginal quality of aggregate resources in the vicinity. In a report entitled Aggregate Survey, 2002, the ARIWG report identified approximately 31.7 Mm3 of road-quality aggregate north of Fort McMurray, with a projected annual demand of 6.5 Mm3. Based on this, the expected life of the existing aggregate reserves is approximately five years. Upon exhausting the glaciofluvial reserves and without a major new glaciofluvial discovery, the proposed Muskeg Valley quarry represents an alternative for the supply of long-term, quality aggregate in the region.

A preliminary assessment was made of the potential aggregate market using data from all the known oil sands projects in the area. Estimates of aggregate market needs were obtained from the ARIWG report, oil sands operators, sand and gravel companies, and statements of construction quantities for the Canadian Natural Resources Ltd. (CNRL) project. The CNRL estimate includes a year-by-year schedule of the various types of aggregates needed for the duration of the project. A "size factor" was calculated for all the other known projects based on the oil production capacity of that project compared with the design output from the CNRL facility. Each project was entered into a "32-year needs" model starting in the year construction is estimated to commence. The model includes existing and new mine/expansion developments, upgraders, and in situ projects.

Project No.: 141905
February 2004

amec

Page 17-6

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Next, a "supply factor" was assigned to each project for two different time periods: 2004 to 2009, and 2010 onwards. 2009 was used as a transition because the Susan Lake deposit is expected to be depleted at that time (ARIWG, local contractors, and separate sales forecast). For the period 2004 to 2009, supply factors were chosen to reflect the probability of the project being supplied from Susan Lake or the Muskeg Valley quarry. These factors were derived mainly from the difference in haul distances from the various projects: if a project was closer to Susan Lake, that deposit was given a higher probability or supply factor. In years beyond 2009, the Muskeg Valley quarry was not considered to be the sole source of base aggregates because of the possibility that some of the supply could come from small surficial deposits on the various project sites. A summary of the modelling results for the period 2004 to 2011 is shown in Table 17-3. The model is unable to forecast sales from Muskeg Valley beyond that period because of a lack of specific information about future oil sands operations, though the same level of activity is predicted to continue to at least 2040. For the period 2012-2035, annual aggregate sales have been fixed at 6.5 Mt/a of base grade aggregate and 400,000 t/a of rock for concrete aggregate, to reflect the continued activity.

Table 17-3:	Forecast Aggregate Sales from Muskeg Valley Quarry 2004-2035 (x 000 t)

Grade	2004	2005	2006	2007	2008	2009	2010	2011	2012-2035	Total

Concrete Rock	183	387	308	513	385	407	369	321	400	12,473

Road Base	675	2,089	5,163	6,781	6,555	4,950	7,387	7,147	6,500	196,749

Total	858	2,476	5,471	7,294	6,940	5,357	7,756	7,468	6,900	209,222

AMEC concur with the assessment that aggregate will be required for development purposes within the Fort McMurray region, and that BMR should continue to develop relationships with the principal development companies.

17.5 Calcinable Mineral Resource Classification

The calcinable limestone mineral resource as of 20 January 2004 is classified as Measured, Indicated, and Inferred mineral resources. The classified resources are shown in Tables 17-4 and 17-5 for UQU and MQU, respectively. The resources are also shown in projected plan views in Figures 17-3 and 17-4 for the two units, respectively.

No consistent classification guidelines for Measured, Indicated, and Inferred exist for calcinable limestone deposits. AMEC and BMR developed a protocol for the project that incorporated degrees of confidence in physical and chemical continuity. Criteria for Measured level of confidence required a successful calcine test on a drill core or surface sample. Indicated status was conferred when calcinable limestone was observed in core

Project No.: 141905
February 2004

amec

Page 17-7

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

or at surface and contained geochemical indication of quicklime potential. The criteria for the respective limestone units are included with the resource tabulation in Tables 17-4 and 17-5.

The UQU volume was estimated by modelling isopachs of the UQU using MCAD software. Because computer software generally does not contour small data sets suitably, the top surface, bottom surface, and isopach were contoured by hand and digitized using AutoCad Map. The isopach map was then imported into MCAD and the volumes calculated. The UQU and the MQU are interpreted to be roughly parallel. Consequently, the lower surface of the UQU was contoured following the general bedding trends defined by the structural contours of the top of the MQU, honouring the two drill hole intersections (BM02-02 and BM02-03) and the zero edge at surface interpreted from surface mapping (Figure 7-2). The upper surface of the UQU was determined by subtracting interpreted wetland thickness from the surface topographical contours. The density of the UQU was assumed to be 2.7 kg/m3, as determined by the FFE work (Section 16).

The volume of Measured UQU resource was determined by assigning a circular area with a radius of 250 m to the 1.51 m thickness of material in BM02-03 included in the calcine test. An area of Indicated resource was assigned to a 250 m radius circle for the 1.47 m thickness of overlying UQU core, which was not included in the calcine test. The radius of 250 m was chosen arbitrarily as a conservative value reflecting the limited subsurface information on the UQU (restricted to only two drill holes).

Table 17-4:	Mineral Resource Classification and Summary of Upper Quarry Unit

Resource			Tonnage
Category	Criteria	Material Qualifying	(million)

Measured	Successful calcine test	3.66 m to 5.17 m in BM02-02	0.80

Indicated	Observed in core or at surface	Outcrop mapped at surface	5.40

Inferred	Interpreted to be present	Interpreted to be present but not mapped at surface	4.48

Table 17-5:	Mineral Resource Classification and Summary of Middle Quarry Unit

Resource			Tonnage
Category	Criteria	Material Qualifying	(million)

Measured	Successful calcine test	BM96-04, BM02-04, BM02-05	13.15

Indicated	Geochemical indication of	BM02-02, BM02-03, BM02-06, and BM02-08	17.77
	quicklime potential

Inferred	Interpreted to be present	Outside of lines tangent to 250 m radius circles on drill holes; 200 m setback from eastern erosional edge	6.83

Project No.: 141905
February 2004

amec

Page 17-8

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

17.6 Aggregate Mineral Resource Classification

The aggregate mineral resource as of January 20, 2004, is classified as Inferred. Further testing is needed to provide the assurance of continuity and quality required before Indicated or Measured resource category can be assigned.

The sub-units in Units 1 and 3 have been designated as "A", "B", or "C" aggregate based on a qualitative assessment of aggregate potential from the lithological logs with "A" quality corresponding to nodular limestone, "B" corresponding to interbedded nodular limestone/calcareous shale and "C" corresponding to calcareous shale. Currently marketing or testing exists for the B and C grade aggregates, and they have not been included within the resource estimate. Tables 17-6 and 17-7 show the quantity and distribution of the A grade in the northern project area for aggregate utilizing the same criteria as the calcine resource.

The volume of the various sub-units was estimated by assigning the thickness of each sub unit in a given drill core to the entire resource block for that drill core. Resource blocks sizes are based on a polygonal surface utilizing the drilling and the project boundaries. For drill holes that were not drilled deeply enough to core some of the lower sub-units, thickness and ideologies for the missing sub-units were projected from adjacent cores Areas underlying erosional edges were assigned a thickness of one half of the value of the nearest corresponding drill core intersection.

Table 17-6: Classified Aggregate Resources for U1, Northern Project Area

Resource			A-grade Tonnage
Category	Criteria	Material Qualifying	(million)

Inferred	Interpreted to be	BM96-04, BM02-02, BM02-03,	77.5
	present	BM02-04, BM02-05, BM02-06,
BM02-08, northeast block,
southeast block

Table 17-7: Classified Aggregate Resources for U3, Northern Project Area

Resource			A-grade Tonnage
Category	Criteria	Material Qualifying	(million)

Inferred	Interpreted to be	BM96-04, BM02-02, BM02-03,	21.7
	present	BM02-04, BM02-05, BM02-06,
BM02-08, northeast block,
southeast block

Project No.: 141905
February 2004

amec

Page 17-9

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

For the southern project area, it was assumed that "A", "B" and "C" grade aggregates are present in the same relative proportions as in the northern project area. The consistency of thicknesses and lithologies of Unit 1 and Unit 3 between the northern and southern project areas is discussed in Section 7 and shown in Figure 7-8. Table 17-8 shows the quantity of the A grade aggregate for the southern project area.

The volumes for the aggregate resource available in the south project area were determined by:

  Contouring the base of the Moberly unit using data from drillholes within and surrounding the southern project area. These included BMR hole BM96-05 within the southern area, and BMR holes south, west and north of the southern area and Shell drill holes east of the southern area.

  Estimating the top of the limestone using the drillholes and surface geological data.

  Using the average thickness of the units as found in the northern project area.

  Applying the same average percentage distribution of the A, B and C aggregate gradings as found in the northern project area to units 3 and 1.

Table 17-8: Classified Global Aggregate Resources for U1 plus U3, Southern Project
Area

			U3-A-grade	U1-A grade
Resource			Tonnage	Tonnage
Category	Criteria	Material Qualifying	(million)	(million)

Inferred	Interpreted to be present	Southern project area	140	253

Project No.: 141905
February 2004

amec

Page 17-10

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

18.0 OTHER DATA AND INFORMATION

No other data or information is relevant for the review of the Muskeg Valley project.

Project No.: 141905
February 2004

amec

Page 18-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

19.0 REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT AND PRODUCTION PROPERTIES

19.1 Introduction

The objective of the Preliminary Assessment was to evaluate the economics of the Muskeg Valley Project. The study incorporates Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Thus inherent in the study is the risk that the value of these Inferred Mineral Resources may not be realized. The Preliminary Assessment contains speculation on the impact of exploration and physical testwork success on the project economics, which was intended to provide direction for future exploration. Birch Mountain has developed a model for the property upon which it is reasonable to anticipate success, but this report is not intended to endorse the certainty of that success.

AMEC considers this study to be to at a scoping study level of accuracy, and expects the capital and operating cost estimates to be ± 35%.

All dollar figures ($) are quoted in Canadian dollars.

19.2 Project Description

Birch Mountain Resources Ltd. (BMR) proposes to establish a limestone quarry, a quicklime processing facility, and an aggregate production plant at its Muskeg Valley deposit approximately 60 km north of Fort McMurray, Alberta in Township 94-10W4, where BMR holds metallic and industrial mineral leases. Limestone at or near surface would be quarried, crushed, and screened to produce aggregate for construction, concrete, and road-building purposes. High-grade limestone from the UQU and MQU would be quarried, crushed, screened, and calcined to produce quicklime for use in water treatment and flue gas desulphurization (FGD).

The proposed Muskeg Valley quarry examined, initially covered approximately 400 hectares (ha) and is located in an area central to oil sands mine development. During the course of this study, the area of the project was expanded from about 400 ha to over 1,550 ha to ensure long-term project viability. The study addresses the quicklime and aggregate components of the project separately. The financial analysis considers each component on a stand-alone basis as well as the combined operations. The production forecast for the calcine limestone quarry is based on utilizing the Measured, Indicated, and Inferred material within the northern project area (Figure 19-1). The production forecast for the aggregate component is based on initial production from a quarry in the northern

Project No.: 141905
February 2004

amec

Page 19-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

project area with later aggregate production from a second quarry in the southern project area.

19.3 Mining

The mining component of the study consisted of determining the likely ultimate open pit dimensions, preparing a production forecast using the resulting tonnages, estimating the mining equipment requirements for this forecast, and finally estimating the associated capital and operating costs.

Project No.: 141905
February 2004

amec

Page 19-2

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

19.3.1 Production Forecast

Aggregate mining will be the lead activity in the Muskeg Valley quarry project and has been planned to complement the calcinable limestone mining operation in the North project quarry area. The aggregate mining will commence in the north quarry, just east of drill hole BM96-04, in an area that indicates favourable economics. Some materials from the UQU will be used to manufacture concrete rock, and appropriate materials from the underlying U3 units will be used to make A-grade base aggregates. Mining will progress toward the west into the BM02-02 polygon.

When a large enough area has been excavated, the site will be benched down, the aggregate quality materials will be excavated and processed, and waste rock will be moved to the designated storage area. Excavation will proceed down to the MQU, which will be removed and stockpiled for the lime operation. Mining will continue down through the aggregate quality U1 units, with lesser quality materials used as backfill to reclaim depleted areas. The main aggregate objectives are as follows:

  to mine as little of the UQU as possible for concrete aggregate to mine down as soon as practical to aggregate material in the U1 units, which is expected to be of superior quality to mine aggregate materials from the north quarry at least until the glaciofluvial gravels from the Susan Lake deposit have been depleted.

After the Susan Lake pit is exhausted, a second aggregate quarry will be opened in the southern project area of the Muskeg Valley quarry. Any calcinable materials encountered will be conserved and transported to the lime plant. The separate aggregate facility in the north quarry will continue to operate, but only as it fits with limestone mining for the lime plant

A preliminary assessment was made of the potential aggregate market using data from all the known oil sands projects in the area. Estimates of aggregate market needs were obtained from the ARIWG report, oil sands operators, sand and gravel companies, and statements of construction quantities for the Canadian Natural Resources Ltd. (CNRL) project. The CNRL estimate includes a year-by-year schedule of the various types of aggregates needed for the duration of the project. A "size factor" was calculated for all the other projects based on the oil production capacity of that project compared with the design output from the CNRL facility. Each project was entered into a "32-year needs" model starting in the year construction is estimated to commence. The model includes existing and new mine/expansion developments, upgraders, and in situ projects.

Next, a "supply factor" was assigned to each project for two different time periods: 2004 to 2009, and 2010 onwards. 2009 was used as a transition point because the Susan Lake

Project No.: 141905
February 2004

amec

Page 19-3

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

deposit is expected to be depleted at that time (ARIWG, local contractors, and separate sales forecast). In the period from 2004 to 2009, supply factors were chosen to reflect the probability of the project being supplied from Susan Lake or the Muskeg Valley quarry. These factors were derived mainly from the difference in haul distances from the various projects: if a project was closer to Susan Lake, that deposit was given a higher probability or supply factor. In years beyond 2010, the Muskeg Valley quarry was not considered to be the sole source of base aggregates because of the possibility that some supply could come from small surficial deposits on the various project sites. A summary of the modelling results for the period 2004 to 2011 is shown in Table 19-1. The model is unable to forecast sales from Muskeg Valley beyond that because of a lack of specific information about future oil sands projects, and after 2011 the rates were fixed at 400 kt concrete rock and 6.5 Mt of road base.

Table 19-1: Forecast Aggregate Sales from Muskeg Valley Quarry (x 000 t)

Grade	2004	2005	2006	2007	2008	2009	2010	2011	2012-2035	Total

Concrete Rock	183	387	308	513	385	407	369	321	400	12,473
Road Base	675	2,089	5,163	6,781	6,555	4,950	7,387	7,147	6,500	196,749

Total	859	2,476	5,471	7,295	6,940	5,358	7,757	7,468	6,900	209,222

The calcine production forecast (see Table 19-2) is based on meeting the projected demand for quicklime in the Fort McMurray area over a 30-year timeframe. The initial lime plant will have a feed rate capacity of 175,000 t/a from the UQU. The second lime plant will come on line in 2009 to process an additional 175,000 t/a from the MQU. The material movement forecast is based on processing some of the MQU and 90% of the UQU. To achieve 175,000 t/a of quicklime, a total of 438,000 t/a of limestone must be mined. Within the production forecast the UQU is assumed to be exhausted between the years 2031 and 2035 at which time the kiln fed by UQU will be switched to feed from the MQU.

After 30 years, an additional 24.2 Mt in situ MQU resources are still available within the northern lease boundary and could be brought into the schedule, if required.

The waste material forecast is based on the in situ strip ratios associated with the exploited limestone units. Cover over the UQU is minimal, ranging from less than 0.5 m to 1.75 m of unconsolidated tills and soils. Overall, the strip ratio associated with the UQU is 0.1:1. The hangingwall of the MQU is approximately 20 m below the footwall of the UQU. The anticipated strip ratio for the MQU is 3.3:1, inclusive of co-produced aggregate.

Project No.: 141905
February 2004

amec

Page 19-4

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Table 19-2: Production Forecast (kt) for Calcinable Limestone Quarry

Calendar Year	2006	2007	2008	2009	2010	2011-2035
Project Year	1	2	3	4	5	6-30	Total

Quicklime	70	100	140	195	350	350	9,605
Material Moved
UQU limestone	175	250	350	438	438	438	10,462
MQU limestone	-	-	-	50	438	438	13,572

Total	175	250	350	488	876	876	24,034

19.3.2 Mine Production Equipment

Equipment selection is based on matching the equipment to the anticipated bench height, which has been nominally set at a maximum of 5 m in accordance with the thickness of the units being mined. The UQU ranges in thickness from 1 m to 9 m, while the MQU averages about 5 m. The interburden between the two units is approximately 20 m thick and is a potential source of aggregate. Table 19-3 outlines the expected equipment requirements for the calcine quarry operation.

Table 19-3: Quarry Mining Equipment Requirements

		Number of Units

Equipment	Size	Phase 1	Phase 2

Drilling
Diesel-hydraulic top hammer drill	3.5 in	2	2

Loading
Wheel Loaders	6.5 m3	2	2

Trucks
Haulage truck	50 t	8	4

Support Equipment
Tracked bulldozer	225 kW	1	2
Grader	160 kW	1	2
Hydraulic backhoe	1 m3	1	1

To estimate the equipment productivity, AMEC assumed that the workday would consist of two eight-hour shifts, moving to one shift when the stripping for the aggregate was completed.

A factor of 50 minutes worked per hour was applied to all equipment to determine the effective productivities. This factor accounts for unscheduled operating items such as

Project No.: 141905
February 2004

amec

Page 19-5

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

blasting delays, dynamic delays at the loader and dump, truck reassignment and grade control shut downs.

19.4 Process Description

19.4.1 Calcine Operation

Limestone mined from the Muskeg Valley quarry is trucked to the crushing plant and dumped directly onto a vibrating grizzly. If the crushing plant is not in operation, the ore may be dumped in a small temporary stockpile area, to be reclaimed by front-end loader (FEL) and fed to the crushing plant at a later time.

Oversize from the grizzly is periodically dumped on the ground, pushed aside by a FEL, broken using a drop-ball, and fed back through the grizzly. Grizzly undersize is screened to remove fines and fed to a primary jaw crusher. The resulting crushed product is recombined with the fines and conveyed to a vibrating screen.

Screen oversize is crushed in a cone crusher and recycled by conveyor back to the screen. Undersize, representing 21.5% of the feed is conveyed and stacked on a rejects stockpile. Periodically the crushing plant rejects are loaded by FEL into trucks for disposal in the quarry or processed for sale as aggregate.

Screen product sized between 6 mm and 25 mm (-1+1/4") is conveyed and stockpiled using a radial stacker. The crushed limestone is fed to the lime plant by FEL and belt-conveyed to a "day" storage bin. Feed is reclaimed from the day bin by a weigh feeder and elevated to the kiln pre-heater, which discharges into the rotary kiln (approximately 50 m in length).

The heat for calcining is produced in a petroleum coke fired combustion system supplemented by natural gas. The off-gas generated in each kiln is used to pre-heat the fresh feed and then passes through dust collection before being discharged to atmosphere. The collected dust/fines are discharged to fines stockpiles and periodically loaded into trucks by FEL for disposal in the quarry (or sale if a market develops for this material).

The air-cooled quicklime discharges from the bottom of the contact cooler associated with the kiln and are conveyed to a roll crusher where it is reduced to pebble size (minus 6 mm, or 1/4"). The pebbled lime is conveyed to one of two storage bins providing a total of seven days of product storage. Handling and product quality problems caused by air slaking (the tendency for quicklime to react with moisture in the air) are avoided by ensuring that the product does not come into contact with excessive amounts of moisture and humidity.

Project No.: 141905
February 2004

amec

Page 19-6

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Pebbled quicklime is withdrawn from the bottom of the storage bins and loaded into 25-tonne, purpose-built blower trucks for transport to the oil sands processing site by a local trucking contractor.

Processing of material from the MQU is similar to that described above for the UQU with the following exceptions:

  the kiln is not fitted with a pre-heater

  the kiln is substantially longer (approximately 100 m total length)

  the kiln off-gases are treated with lime hydrate in a spray tower to capture sulphur, followed by a thermal regenerative oxidizer to burn off organics.

19.4.2 Aggregate Operation

Aggregate processing will be carried out using hired contractors.

After the blasting, a loader will place the blasted rock onto a "grizzly," which scalps the oversize material and allows the balance of the material to flow into a feeder unit. The feeder controls the rate at which the material flows into the primary crusher. The primary crusher breaks the rock down. The primary crushing unit will be highly mobile and operate near the active mining face. A series of field conveyors will then transport the coarsely crushed material (150 mm nominal size) directly to stockpile and/or to a stationary secondary crushing unit.

The secondary crushing circuit consists of screening units and cone-type crushers. After the aggregate has been reduced in the cone, it is fed into a multi-deck screening unit. By selecting the appropriate sizes of screen, the desired sizes of aggregates can be drawn off the various levels and sent to stockpile. Oversize is recirculated back to the cone crusher.

To make aggregate for ready-mixed concrete, washing is necessary to reduce the silt content to an acceptable level. Some of the output from the secondary screening unit will be fed to a wash plant, which is typically another screening unit to which spray bars have been attached. The products that result will be separated into two stockpiles: 28 mm to 14 mm, and 14 mm to 10 mm. These sizes are required for the ready-mix plants to re-blend the two products and a separately processed fine aggregate in varying proportions to suit the desired concrete mix design. The process wash water is piped to a settling pond, where the fine sediments are allowed to settle to the bottom. In the off-season, the pond is dewatered and the sediment dug out by track-type hydraulic backhoes. The sediment will be transported to an area being reclaimed. This sediment is suitable for creating a soil substrate to regenerate vegetation.

Project No.: 141905
February 2004

amec

Page 19-7

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

A typical aggregate operation has many different stockpiles of various types of aggregates. The materials will vary by nominal size, gradation, and numerous other factors. It is not uncommon to have as many as 20 different types of aggregates in inventory at any one time.

From stockpiles, rubber-tired loaders place the material into trucks. Once loaded, the trucks proceed to a federally inspected scale where they are weighed. A paper ticket is generated that the truck driver delivers to the customer as proof of receipt.

19.5 Site Infrastructure

The project site is situated in hilly terrain with topographic relief of about 20 m. Bedrock, consisting of limestone and interbedded shales present at shallow depth, surficial soils also vary in nature and competence depending on slope orientation and steepness. The climate at site is relatively cold and dry with temperatures ranging from about -40°C to +30°C. Annual precipitation is about 450 mm

Infrastructure includes all civil work and facilities for the Muskeg Valley quarry project apart from the process plant design. This includes the following areas:

  power supply to the quarry site

  main electrical substation at the quarry site, with site power distribution to the process plant and ancillary substations services buildings (truckshop, dry, and offices)

  plant access roads

  mine pioneering access roads

  sedimentation ponds

  overall site drainage

  civil work (cut-and-fill) for the entire site.

Waste scalping products will initially be transported to an area south of the crushing facility and mixed with run-of-mine waste rock. Once the MQU and underlying U1 aggregate units have been removed, this material will be backfilled into the pit.

It has been assumed that mine waste materials will be stored separately. Individual topsoil, muskeg, and overburden (glaciofluvial sediments) stockpiles will be developed in an area south of the plant site, with a separate waste rock pile further to the south. Once the MQU and the underlying aggregate have been removed, the blasted waste rock will be backfilled into the mined-out pit. As overburden and topsoil became available, they would

Project No.: 141905
February 2004

amec

Page 19-8

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

be replaced over the waste rock. In this way, mine reclamation becomes an ongoing function.

The calcine plant site (Figure 19-1) is expected to be on the east side of the northern quarry limits, in an area that will not sterilize any calcinable limestone and will allow for easy access through to the existing gas pipeline, power line, and road leading to Fort McMurray.

Access to the site is via Highway 63 north from Fort McMurray, turning east and proceeding 6 km on the Canterra Road south of the Albian Sands operation, then south 2 km along an existing dirt road to the project site.

19.6 Capital Cost Estimate

19.6.1 Introduction

The capital cost estimate pertains to the quicklime operations only, as there is virtually no capital cost associated with the aggregate production. The total estimated cost to design, supply, construct, install, and commission the Phase 1 quicklime facilities is $87.4 million and Phase 2 is $75.6 million. A summary of the capital cost estimate is shown in Table 19-4. All costs are expressed in 4th quarter 2003 Canadian dollars, with no allowance for escalation or interest during construction. The estimate covers the direct field costs of executing the project, plus the indirect costs associated with the design, construction, and commissioning of the new facilities. An allowance of 5% of the total direct cost of mobile equipment and 15% of the remaining direct and indirect cost is included as contingency.

Table 19-4: Base Case - Initial Capital ($ x 000)

Capital Costs	Phase 1	Phase 2

Total Direct Costs	54,850	46,970
Total Indirect Costs	21,940	18,790
Total Direct and Indirect Costs	76,790	65,760
Contingency	10,640	9,860

Total Capital Cost	87,430	75,610

The capital cost estimate is based on the following:

  preliminary process flowsheets
  preliminary equipment list

Project No.: 141905
February 2004

amec

Page 19-9

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

  budget quotations from vendors and contractors
  AMEC's knowledge and experience with similar projects and other projects in the Fort McMurray area.

This estimate is categorized as Class 4, Prefeasibility Study level, with a nominal expected accuracy of +35%-25%, as defined by AACE Cost Estimate Classification System.

The project work breakdown structure has been used to format the estimate. The major areas are:

  100 Mining
  200 Crushing
  300 Calcining
  400 Product Storage and Load out Site and Infrastructure
  500 Indirects

Owner's costs, including pre-appropriation costs, home office, field office, fees, permits, pre-operational expenditures, and sunk costs, are not included in the estimate. All estimates herein are quoted in 4th quarter 2003 Canadian dollars. All prices obtained in US dollars were converted at the rate of Cdn$1.35 to US$1.00. AMEC has worked with suppliers and BMR to develop the capital cost estimate and believe this to be reasonable for a project of this type.

19.6.2 Direct Costs

For the purpose of this study, all costs to supply and install the permanent materials and equipment, including construction contractor overhead costs, are considered to be direct costs. These costs have been estimated using the following methods:

  Equipment costs are derived from a combination of budget quotes from suppliers and AMEC's experience from previous projects with similar equipment. Freight to site is not included. Freight is considered an indirect cost and was estimated from either vendor quotation or 3% of equipment cost.

  The cost of labour for installation of mechanical equipment, concrete, structural steel, and buildings is based on AMEC's experience from previous projects with similar equipment.

Project No.: 141905
February 2004

amec

Page 19-10

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

All other components, such as piping, electrical, and instrumentation, are calculated as a factor of the equipment cost for each area.

19.6.3 Sustaining Capital Costs

Sustaining costs for the plant are based on 1.25% of the capital expenditure for the crushing and calcining operation. The capital cost of mine equipment assumes a replacement schedule based on number of operating hours for a particular machine. This ranges from 15,000 to 25,000 hours.

19.6.4 Indirect Costs

For this estimate the indirect costs were based upon a factor of direct costs. Indirect costs were estimated at 40% of total direct costs. Indirect costs generally cover the following items:

  Contractor facilities

  Construction equipment

  Engineering, procurement, and construction management (EPCM)

  Vendors' representatives

  Start-up and commissioning

  Taxes and duties

  Freight

  Capital spares.

Owner's costs are included with the indirect cost estimate. Typically, Owner's costs include the following items:

  Pre-appropriation/sunk costs

  Land acquisition and leases

  Environment fees and/or permits, and legal expenses

  Staff labour and expenses

  Operating and maintenance training

  Owner's reserve

  Escalation and currency exchange.

Project No.: 141905
February 2004

amec

Page 19-11

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

19.6.5 Contingency

Contingency is intended to provide for unidentified items within the scope of the work that will have to be acquired but have not been specified at a particular stage of design. Examples are additional ductwork omitted in the design, increased equipment sizes, and changes in construction material specifications. Contingency does not cover scope changes or projects exclusions, nor items such as changes in productive capacity, product specification, or additional installed spares. Contingency varies directly with the accuracy level of the estimate. For this study, contingency has been included at 5% for the mobile equipment and 15% of the remaining direct and indirect costs.

19.6.6 Assumptions

The following assumptions have been made in the preparation of this estimate:

  all material and installation subcontracts are competitively tendered on an open shop, lump sum basis site work is continuous and is not constrained by the Owner no allowance is included for winter conditions

  the workweek during the construction phase of the project will be 50 hours long skilled tradespersons, supervisors, and contractors are readily available.

19.6.7 Exclusions

The following costs have not been included in this estimate:

  feasibility stage development costs

  exploration costs

  the cost of this or any other study

  scope changes

  building, environmental or other permits

  the cost of rights, licensing fees and insurance

  remediation capital

  the costs of purchasing or leasing land including road and power line rights of way geotechnical studies

  import duties

  legal costs

Project No.: 141905
February 2004

amec

Page 19-12

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

  financing costs including interest during construction
  escalation beyond 4th quarter, 2003
  working capital included in financial model.

19.7 Operating Costs

The operating cost estimate is based on an owner-operated quarry. Costs have been calculated for the three main areas of mining, processing, and site general and administration. Costs have been developed from data considered applicable to the Fort McMurray area. AMEC believes these costs to be reasonable given the level of study and the project's position in its development cycle.

The estimates for the three operating areas, mining, process and general and administration (G&A), were developed using different methodologies that are explained below. AMEC believes these estimates are to a scoping study level of accuracy, i.e. ± 35%. No contingency was applied.

The life of mine average operating costs have been projected to be $57.97/t of lime produced.

AMEC has reviewed the operating costs over the life of the project and believes them to be reasonable for a project of this type in the Fort McMurray region.

19.7.1 Lime Mining Operating Costs

The mine operating costs were estimated using the following process:

  mining equipment productivity was calculated using haulage simulation and standard industry productivities for loading and drilling equipment annual equipment usage requirements were calculated by applying these productivities to the annual production forecast labour requirements were also derived in this fashion and wage rates typical of the Fort McMurray area equipment hourly operating costs were based on public domain cost data costs for auxiliary and support equipment were also applied mine general expense component was estimated from AMEC experience.

Project No.: 141905
February 2004

amec

Page 19-13

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

19.7.2 Lime Process

Process costs have been broken into fixed (labour) and variable (consumables) components. The costs include all administrative personnel, operators and mechanics, operating consumables, fuel, and maintenance parts for the crushing and calcining operations.

Costs for the fuel required have been based upon utilizing a 75/25 mixture of fluid coke ($5.50/t cost) and natural gas ($5.00/Gj). Additional work is required to determine the suitability of firing the lime kiln with this mixture. Overall if the fluid coke were not suitable the operating costs would be expected to rise.

19.7.3 Lime G&A

G&A costs include administrative personnel, head office support, human relations, general office supplies, safety and training supplies, taxes, travel, insurance, permits, building maintenance, environmental management, and employee transportation to and from the jobsite. These costs are not directly chargeable to the quarry or plant areas.

19.7.4 Aggregate Operations

The aggregate operation is broken down into a fixed and variable cost component. The fixed component is comprised of the following items:

  engineering and surveying
  permits and licenses
  pit administration
  dewatering.

The variable cost component builds up the cost items related to the extraction and crushing of the aggregate to produce a saleable product. The following items are included in the build up of the variable cost:

  overburden stripping
  drill and blast
  loading
  haulage
  crushing
  internal road maintenance

Project No.: 141905
February 2004

amec

Page 19-14

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

  laboratory charges
  scaling
  royalty.

Working capital estimates based on having two months of annual revenue for calcining and one month of annual revenue for the aggregate and less than 0.5 months of operating costs.

A considerable saving is realized from the synergy of integrating the lime and aggregate operations. Portions of what would have to be handled as waste rock for a stand-alone lime operation is material that may be extracted and sold by the aggregate group, and the mining of MQU for the lime side uncovers what is anticipated to be a superior quality aggregate feedstock.

Owing to the limited testing to date, it was felt premature to select the equipment necessary to process the raw material into various grades of aggregates. Therefore there is no capital associated with the aggregate portion of the quarry operation. Prices for most of the aggregate processing were obtained from local contractors and suppliers, and from the knowledge of the Qualified Person. Using contractor prices should yield a more conservative approach to costing, as the figures already include a profit component.

The average operating cost for the aggregate totals $5.56/t produced.

AMEC has not been responsible for the development of the base costs for the aggregate operation, but in AMEC's view the costs appear to be a reasonable estimate for this scale of operation envisioned.

19.8 Financial Analysis

The project has been evaluated using a discounted net cash flow (NCF) analysis. Cash inflows consist of annual revenue projections for the mine for the first 32 years of production. Cash outflows such as capital and operating costs and taxes are subtracted from the inflows to arrive at the annual cash flow projections.

To reflect the time value of money, the annual NCF projections are discounted back to the project valuation date at various discount rates (interest rates). The discount rate appropriate to a specific project will depend on many factors, including the type of commodity; the level of project risks such as market risk, technical risk, and political risk; and whether inflation has been applied to the cash flow projection. The discounted, present values of the cash flows are summed to arrive at the project's net present value (NPV).

Project No.: 141905
February 2004

amec

Page 19-15

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

In addition to NPV, discounted cash flow rate of return (DCFROR), or internal rate of return (IRR), and payback period are also calculated. The DCFROR is defined as the discount rate that results in an NPV equal to zero. The payback period represents the length of time in years from plant commissioning to repayment of project capital costs.

19.8.1 Principal Assumptions

Inflation

No inflation of prices or costs was assumed for the base case cash flow. This corresponds with mineral industry practice. The analysis is in constant Q4 2003 dollars.

Currency

Canadian dollars are employed except where indicated.

Exchange Rate

Exchanges rates are not directly applicable in the context of this study, although certain equipment prices will be affected by US dollar exchange rates.

Financing

The standard 100% equity financing was assumed.

Commodity Prices

Lime and aggregate prices are shown in Table 19-5.

Table 19-5: Product Prices

Base Price
Commodity	($/t)

Quicklime	170.00

Aggregate
Coarse	6.00
Fine	6.50
Concrete Rock	20.00

All prices are in real terms. For the aggregate prices, real increases of $1.00/t, $1.25/t, and $2.00/t were incorporated in calendar 2009 and 2014 for coarse, fine, and concrete rock respectively, and a general increase of $0.50/t for all products in 2011.

Project No.: 141905
February 2004

amec

Page 19-16

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Cash Flow Analysis

Table 19-6 summarizes the life-of-mine (LOM) project cash flow.

Table 19-6: Base Case Cash Flow Summary

	Unit	Lime Project	Aggregate Project	Combined Project

Project Life	Years	30.0	32.0	32.0
IRR: Pre-tax	%	14.2	N/A	25.1
Payback Period	Years	8.9	N/A	8.0
Cumulative NCF	$000	841,965	752,761	1,594,725
Pre-tax NPV 5%	$000	262,900	329,249	592,149
Pre-tax NPV 7.5%	$000	140,497	233,977	374,474
Pre-tax NPV 10%	$000	66,631	173,182	239,813

19.8.2 Sensitivity Analysis

A sensitivity analysis was performed on the major variables for the quicklime project, i.e., capital costs, operating costs, and commodity prices. The results of this analysis on NPV at a 10% discount rate and pre-tax IRR are summarized in Figure 19-2 and Table 19-7. The analysis indicates that the project is most sensitive to changes in quicklime prices, followed by changes in grade and operating cost. The project is least sensitive to changes in capital cost.

The sensitivity of the aggregate project pre-tax NPV 10% to changes in prices, capital costs, and operating costs are summarized in Figure 19-3 and Table 19-8. The aggregate project is effectively insensitive to capital costs due to the assumption of contract mining and crushing. The IRRs for the aggregate project are not calculable because of the lack of any significant initial capital investment and the resultant lack of negative cashflow.

Project No.: 141905
February 2004

amec

Page 19-17

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Table 19-7: Sensitivity of Pre-tax IRR and Pre-tax NPV 10% Lime Project
Change From Base Case		-20%	-10%	Base	+10%	+20%

IRR
Parameter
Capital Cost		16.4	15.2	14.2	13.3	12.5
Operating Cost		16.2	15.2	14.2	13.2	12.3
Commodity Prices		9.7	12.0	14.2	16.3	18.3

NPV 10% $000
Parameter
Capital Cost		$90,219	$78,373	$66,631	$54,992	$43,456
Operating Cost		$95,875	$81,253	$66,631	$52,009	$37,388
Commodity Prices	-	$4,617	$31,007	$66,631	$102,255	$137,880

Project No.: 141905
February 2004

amec

Page 19-18

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Table 19-8: Sensitivity of Pre-tax NPV 10% Aggregate Project

Change From Base Case	-20%	-10%	Base	+10%	+20%

NPV 10% $000
Parameter
Capital Cost	$172,517	$172,352	$172,169	$171,968	$171,749
Operating Cost	$227,996	$200,082	$172,169	$144,256	$116,342
Commodity Prices	$78,075	$125,122	$172,169	$219,216	$266,264

Project No.: 141905
February 2004

amec

Page 19-19

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

20.0 CONCLUSIONS AND RECOMMENDATIONS

The following conclusions may be drawn from the Preliminary Assessment:

  The Preliminary Assessment confirms that the Muskeg Valley property contains a substantial resource that, with additional test work and market development, may be developed into a major lime and aggregate producer in the Fort McMurray area.

  Preliminary bench-scale testwork carried out to date has shown that the MQU and UQU produce quicklime of acceptable quality.

  While some testwork has been completed, there are a number of opportunities that need to be finalized for the quicklime facility. These include evaluating fuel mixtures (coke/natural gas mixtures), additional testing of the UQU and MQU, and the potential for some of the nodular lime units to be utilized for quicklime production.

  Expressions of interest have received from several aggregate suppliers and consumers, as well as interest in the lime production from a number of oil sands companies.

The Preliminary Assessment was based on a series of assumptions and as a result incorporates a number of risks:

  This Preliminary Assessment includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus there is no certainty that the results predicted by the Preliminary Assessment will be realized.

  The Preliminary Assessment also speculates on the impact of testwork success on the project economics. This speculation is intended to provide direction for future exploration. Birch Mountain needs to develop a resource, mining and financial model for the property upon which it is reasonable to anticipate success, but this report is not intended to endorse the certainty of that success.

  The Preliminary Assessment has been based upon the assumption that the fuel source for the kiln is a mixture of natural gas and fluid coke. The suitability and effects of firing the lime plant (kiln) with a blend of fluid coke and natural gas should be determined.

  Many of the project concepts, including waste rock disposal and the scalping facility, mine dewatering, water supply and water treatment, were based on preliminary evaluations and AMEC's experience on similar projects. Minimal site-specific data are currently available to confirm these concepts.

  The financial analysis conducted for this Preliminary Assessment was valued at the date of a production decision and does not incorporate sunk costs. These costs include additional test work and exploration to add to and increase the confidence in the mineral resource, geotechnical and water management data collection,

Project No.: 141905
February 2004

amec

Page 20-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

development of the Environmental Impact Assessment, testwork to confirm and optimize the existing flowsheet, negotiations with consumers for the placement of the product with consumers.

AMEC recommends the following be completed during the next phase of the project development:

  Bringing the lime and aggregate portions of the project up to a Pre-feasibility level of estimate.

  A market survey of present and future quick lime demand from the oil sands industry and other potential industrial, commercial, and municipal users in northeast Alberta should be done to better forecast quick lime demand over the next 30 years.

  A market survey of present and future aggregate demand from the oil sands industry and other potential industrial, commercial, and municipal users in northeast Alberta should be done to refine the aggregate market potential, both in quantities and by types of products.

  Additional drilling should be done on 200 m centres to better define the aggregate resource in the area targeted for initial aggregate production. If aggregate properties vary unacceptably at this drill spacing, additional drilling on 100 m centres should be done.

  Additional drilling and testing of the UQU should be done to advance as much as possible of this unit to the measured resource category.

  Detailed surface mapping should be done along the eastern and southern boundaries of the project area to provide greater certainty on the distribution of limestone for aggregate and quicklime production.

  Field mapping, drilling, and testing should be done to define the potential limestone resource in the southern project area in the area identified for expansion.

  Test work should be focused on adding to the knowledge of the in situ raw materials and the subsequent aggregate and lime characteristics, to determine the full marketability of the products.
  The production forecast should be developed into a yearly forecast utilizing measured and indicated material only, for both aggregate and quicklime.
  The production forecast should be used to maximize synergies from a combined aggregate/quicklime quarry operation.
  The potential to process limestone from both the Upper and Middle Quarry units in modern vertical and rotary kilns equipped with preheaters should be evaluated.

Project No.: 141905
February 2004

amec

Page 20-2

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

  A fully taxed financial model should be developed.
  Continue with the development and submission of the Environmental Impact Assessment.

  This project should be compared with other similar commercially producing facilities in order to refine capital and operating costs.

Project No.: 141905
February 2004

amec

Page 20-3

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

21.0 REFERENCES

Abercrombie, H. J., 1996. Prairie-type sedimentary Au-Ag-Cu, in New Mineral Deposit Models of the Cordillera, Short Course Notes. British Columbia Geological Survey, December 1996 , p 1-22.

Abercrombie, H. J., and Feng, R., 1997. Geological setting and origin of microdisseminated Au-Ag-Cu minerals, Fort Mackay region, northeastern Alberta, in Macqueen, R.W., Ed., Exploring for Minerals in Alberta. Geological Survey of Canada Geoscience Contributions, Canada-Alberta Agreement on Mineral Development (1992-1995). GSC Bulletin 500, p. 247-277.

Albert, T. E., 1996. Report on Cyanide Bottle Roll Tests, Kappes Cassidy and Associates, in Birch Mountain, 1996. Alberta Geological Survey, Mineral Assessment Reports MIN 9801, Appendix 4.9.

Alberta Environment, 2003. Final Terms of Reference, Environmental Impact Assessment (EIA) Report for the Muskeg Valley Quarry, Approximately 60 km North of Fort McMurray, March 6, 2003.

Allan, J. A., 1920. The mineral resources of Alberta. Alberta Research Council, Report No. 1.

Babcock, E. A. and Sheridan, L. G., 1976. Structural significance of lineaments visible on aerial photos of the Athabasca oil sands area near Fort MacKay, Alberta. Bulletin of Canadian Petroleum Geology, Vol. 20, No 5/6, p. 387-407.

Ballantyne, S. B. and Harris, D. C., 1997. Alluvial platinum-group minerals and gold in Alberta: results from the "orientation studies project" and their significance to exploration, in Macqueen, R.W., Ed., Exploring for Minerals in Alberta. Geological Survey of Canada Geoscience Contributions, Canada-Alberta Agreement on Mineral Development (1992-1995). GSC Bulletin 500, p. 279-329.

Best, M. E., Peirce, J. W., Goussev, S. and Rhodes, J., 1997. Aeromagnetic Interpretation of the Athabasca HRAM Survey, in Birch Mountain, 1999. Alberta Geological Survey, Mineral Assessment Reports MIN 9801, Appendix K.

Birch Mountain, 1995. Work Completed December 31, 1995, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999; Metallic and industrial mineral assessment report on exploration for precious

Project No.: 141905
February 2004

amec

Page 21-1

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey, Mineral Assessment Report MIN 9801.

Birch Mountain, 1996. Work Completed December 31, 1996, Athabasca Mineral Exploration for Precious and Base Metals in Northeast Alberta, in Birch Mountain, 1999; Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey, Mineral Assessment Report MIN 9801.

Birch Mountain, 1999. Metallic and industrial mineral assessment report on exploration for precious metals and diamond indicator in the Fort McMurray/Mackay area. Alberta Geological Survey, Mineral Assessment Report MIN 9801.

Birch Mountain, 2000. Metallic and Industrial Mineral Assessment Report on the Athabasca Permits in Northeastern Alberta. Alberta Geological Survey, Mineral Assessment Report MIN 9904.

Birch Mountain, 2001. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey, Mineral Assessment Report MIN 0008.

Birch Mountain, 2002a. Assessment Report - April 30, 2002, Grouping. Athabasca Metallic and Industrial Minerals Permits, Northeastern Alberta. Alberta Geological Survey, Mineral Assessment Report 20020003.

Birch Mountain Resources Ltd., 2002b. A Limestone Quarry Development Proposed by Birch Mountain Resources Ltd. to be known as the Muskeg Valley Quarry, Public Disclosure Document, October 15, 2002.

Bowman, M. and Henderson, J., 1996. Transient Electromagnetic Survey, Athabasca Project, in Birch Mountain, 1996; Alberta Geological Survey, Mineral Assessment Report MIN 9801.

Carrigy, M. A., 1959. Geology of the McMurray Formation Part II: General geology of the McMurray area. Alberta Research Council, Memoir 1.

Carrigy, M. A., 1973. Mesozoic geology of the Fort McMurray area, in Carrigy, M. A., and Kramers, J. W., Eds., Guide to the Athabasca Oil Sands Area. Alberta Research Council Information Series No 65, p 77-103.

Project No.: 141905
February 2004

amec

Page 21-2

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Chin, L. and Dufresne, M. B., 1997. An evaluation of the diamond potential of Birch Mountain Resources Ltd.'s northern Alberta mineral permits, in Birch Mountain, 2000; Alberta Geological Survey, Mineral Assessment Report MIN 9904.

Core Laboratories, 1994. A Petrographic Analysis for Birch Mountain Minerals Ltd. Various Locations Moberly/Firebag Members, in Birch Mountain, 1999; Alberta Geological Survey, Mineral Assessment Report MIN 9801, Appendix B.8.

Cotterill, D. K., and Hamilton, W. N., 1995. Geology of Devonian Limestones in northeast Alberta. Alberta Geological Survey Open File Report 1995-07.

De Paoli, G. R., 1996. Report on Lithological Logging of Birch Mountain Resources Ltd. 1996 Diamond Drilling Athabasca Project, in Birch Mountain, 1999; Alberta Geological Survey, Mineral Assessment Report MIN 9801, Appendix 2.5.

De Paoli, G. R., 1997. Sample Descriptions and Report on Petrographic and SEM Examination, in Birch Mountain, 1999; Alberta Geological Survey, Mineral Assessment Report MIN 9801, Appendix 5.2.

Dufresne, M. B., Fenton, M. M., Pawlowicz, J. G., and Richardson, R.J.H., 1994. The mineral deposits potential of the Marguerite River and Fort McKay areas, northeast Alberta (NTS 74E). Alberta Geological Survey, Open File Report 1994-09.

Dufresne, M. B., Eccles, D. R., McKinstry, B., Schmitt, D. R., Fenton, M. M., Pawlowicz, J. G. and Edwards, W.A.D., 1996. The diamond potential of Alberta. Alberta Geological Survey, Bulletin No. 63, 158 pp.

Dufresne, M. B., and Besserer, D., 2003. 2003 Technical Report on the Gold Potential of the Athabasca Property. Independent technical report prepared by APEX Geoscience Ltd.

Feng, R. and Abercrombie, H. J., 1994. Disseminated Au-Ag-Cu mineralization in the Western Canada Sedimentary Basin, Fort MacKay, Northeast Alberta: A new gold deposit type, in Current Research 1994-E, Geological Survey of Canada, p. 121-132.

Godfrey, J. D., 1970. Geology of the Marguerite River District, Alberta. Alberta Research Council, Unnumbered Map (scale 1" = 1 mile).

Hamilton, W. N. and Mellon, G. B. 1973. Industrial Mineral Resources of the Fort McMurray Area in Guide to the Athabasca Oil Sands Area, Alberta Research Council, Information Series 65, Carrigy, M. A. and Kramers, J. W. editors.

Project No.: 141905
February 2004

amec

Page 21-3

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Halferdahl, L. B., 1986. 1986 late winter drilling of Metallic Minerals Exploration Permit 6886020001 near Fort McKay, northeastern Alberta, for Mr. Kenneth Richardson; Alberta Research Council, Economic Mineral File Report U-AF-169(1).

Hamilton, W. N., 1971. Salt in east-central Alberta. Research Council of Alberta, Bulletin No. 29.

Kellett, R., Bauman, P. and Croxall, D., 1998. Ground magnetic Survey of nine Airborne Anomalies, in the vicinity of Fort MacKay, in Birch Mountain, 2000; Alberta Geological Survey, Mineral Assessment Report MIN 9904, Appendix D.1.

LeCheminant, G., 1997. Scanning Electron Microscope analysis of the mineralogy of Ft. MacKay samples, Tintina Mines Ltd., in Birch Mountain 2001; Alberta Geological Survey, Mineral Assessment Report MIN 0008, Appendix J.

Nikols, D. J., 1996. Assessment Report, Fort MacKay Property - 1996. Alberta Geological Survey, Mineral Assessment Report MIN 9608.

Norris, A. W., 1963. Devonian Stratigraphy of Northeastern Alberta and Northeastern Saskatchewan. Geological Survey of Canada, Memoir 313.

Norris, A. W., 1973. Paleozoic (Devonian) geology of northeastern Alberta and northwestern Saskatchewan, in Carrigy, M. A., and Kramers, J. W., Eds., Guide to the Athabasca Oil Sands Area. Alberta Research Council, Information Series No. 65, p 15-76.

O'Connell, S. C., Dix, G. R and Barclay, J. E., 1990. The origin, history and regional structural development of the Pease River Arch, Western Canada. Bulletin of Canadian Petroleum Geology, Vol. 38A, p 4-24.

Olson, R. A., Dufresne, M. B., Freeman, M. E., Eccles, R., and Richardson, R.J.H., 1994. Regional metallogenic evaluation of Alberta. Alberta Geological Survey, Open File Report 1994-08.

Ross, G. M., Parrish, R. R., Villeneuve, M. E., and Bowring, S. A., 1989. Tectonic subdivision and U-Pb geochronology of the crystalline basement of the Alberta Basin, western Canada. Geological Survey of Canada, Open File 2103.

Sabag, S., 2000. Fort McKay Property, Athabasca Region, Northeast Alberta: Summary of Previous Work 1993-1999, in Birch Mountain 2001; Alberta Geological Survey, Mineral Assessment Report MIN 0008, Appendix J.

Project No.: 141905
February 2004

amec

Page 21-4

B    BIRCH MOUNTAIN RESOURCES LTD.
M    MUSKEG VALLEY PROJECT, ALBERTA
D    INDEPENDENT QUALIFIED PERSON'S REVIEW AND TECHNICAL REPORT

Sainas, M. and Beatty, D., 1994. Groundwater Exploration Program: Trial groundwater sampling results for the Fort MacKay region, in Birch Mountain, 1999; Alberta Geological Survey, Mineral Assessment Report MIN 9801, Appendix L.1.

Sipko, G., 1995. 1994 Lichen Survey, in Birch Mountain, 1999; Alberta Geological Survey, Mineral Assessment Report MIN 9801, Appendix B.1.

Stelck, C. R., Burwash, R. A. and Stelck, D. R., 1978. The Breeland High: A Cordilleran expression of the Peace River Arch. Bulletin of Canadian Petroleum Geology, Vol. 26, No 1, p 87-104.

Thorson, J. P., 1996. Structural Development of the Eastern End of the Peace River Arch, Fort McKay Area, in Birch Mountain, 1999; Alberta Geological Survey, Mineral Assessment Report MIN 9801, Appendix 2.1.

Tremblay, L. P., 1961. Geology, Firebag River area, Alberta and Saskatchewan. Geological Survey of Canada, Map 16-1961 (scale 1"= 4 miles).

Tsang, B.W.B., 1998. The Origin of the Enigmatic Beaver River Sandstone. Unpublished M.Sc. thesis, University of Calgary, 202 p.

Villeneuve, M. E., Ross, G. M., Theriault, R. J., Miles, W., Parrish, R. R., and Broome, J., 1993. Tectonic subdivision and U-Pb geochronology of the crystalline basement of the Alberta basin, western Canada. Geological Survey of Canada.

Wilson, J. A., 1985a. The geology of the Athabasca Group in Alberta. Alberta Research Council, Bulletin No. 49.

Wilson, J. A., 1985b. Basement geology beneath and around the western end of the Athabasca basin, Alberta; Alberta Research Council, Open File Map 1985-10.

Project No.: 141905
February 2004

amec

Page 21-5